Münchener Rück
Munich Re Group

RECEIVED

2008 AUG 20 A 4:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08004417

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

Central Division Group Legal
Queries to Mr. Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 13.08.2008
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Dear Ms. Cascio,

Enclosed you will find

- the Quarterly Report 2/2008
- our press releases dated 25 July and 2 August 2008

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft
Group Legal 1.2

PROCESSED
AUG 21 2008
THOMSON REUTERS

dw 8/20

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

Letters: 80791 München
Tel.: +49 (89) 3891-0
Fax: +49 (89) 3990-56
E-mail: info@munichre.com
http://www.munichre.com

Vorsitzender des Aufsichtsrats: Dr. Hans-Jürgen Schinzler
Vorstand: Dr. Nikolaus von Bomhard, Vorsitzender;
Dr. Ludger Arnoldussen, Dr. Thomas Blunck,
Georg Daschner, Dr. Torsten Jeworrek, Dr. Peter Röder
Dr. Jörg Schneider, Dr. Wolfgang Strassl

Int.Ref.MUC100038035 8

Münchener Rück
Munich Re Group

Press release – Munich, 6 August 2008

Munich Re keeps on course: Medium-term profit targets affirmed

In the first half-year 2008, the Munich Re Group recorded a profit of €1.4bn (first half-year 2007: €2.1bn). As already published on 25 July 2008, despite marked reductions in share prices and the fall in the dollar, the profit for 2008 should be well above €2bn, notwithstanding strict application of IFRS impairment rules. Munich Re is adhering to its medium-term objectives: by 2010, more than €8bn is to be paid out to shareholders through share buy-backs and dividends, and earnings per share are to increase to at least €18.

Nikolaus von Bomhard, Chairman of the Board of Management, emphasised: "We identified the challenges of the future in good time. With our integrated business model and our risk management, we are earning a solid profit – even under the difficult conditions on the capital markets and the growing price pressure in reinsurance." At the same time, with its conservative capitalisation, Munich Re is very well positioned to exploit opportunities in the current market environment. "In our Changing Gear programme, we are driving ahead with profitable business initiatives, such as expansion in specialty segments of US primary insurance", said von Bomhard. Munich Re is also continuing to create value for shareholders: The dividend per share in 2009 is to amount to a minimum of €5.50, thus maintaining the high level of 2008.

The Group's medium term profit goals are unchanged: as part of Changing Gear, Munich Re aims by 2010 to generate an additional profit of more than €250m from new reinsurance activities and to raise earnings per share to at least €18, excluding any positive one-off effects. In primary insurance, ERGO is moving purposefully ahead with its international business expansion and has set ambitious objectives to establish itself among the top group of European insurers.

Contact:
Johanna Weber
Tel.: +49 (0)89 38 91-26 95
Fax: +49 (0)89 38 91-7 26 95
E-mail: jweber@munichre.com
www.munichre.com

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Media Relations
Königinstrasse 107
80802 München
Germany

The share buy-back launched by Munich Re has been continuing since the AGM in May 2008. Before the next AGM in 2009, further shares with a volume of €1bn are to be repurchased. Shares with a volume of €0.5bn had already been acquired for this tranche by 31 July.

Summary of the Munich Re Group's figures for the first half-year
In the first six months, the Munich Re Group recorded an operating result of €2.2bn (2.8bn), a decrease of 23.7%. The marked price losses on the stock markets and the fall in the dollar impacted on the investment result, which fell by 42.2% to €3.3bn (5.6bn), with equity capital declining to €21.5bn since the beginning of the year (31.12.2007: €25.5bn).

CFO Jörg Schneider: "Given the turmoil on the financial markets, those are satisfactory results. Of course, we had impairments of equities and low gains on disposals, but thanks to our balanced investment portfolio, we have done relatively well."

Owing to negative currency exchange effects due to the strong euro, gross premiums written reduced slightly by 0.4% to €18.9bn. If exchange rates had remained the same, premium volume would have increased by 4.4% in the first half-year.

Primary insurance: ERGO systematically implementing programme to increase competitiveness and internationalisation
The Munich Re Group achieved relatively satisfying results in the primary insurance segment in the first six months. The operating result totalled €532m (610m) (–12.8%) and the consolidated result after tax €324m (410m) (–21.0%). The reduction is mainly due to the difficult capital market environment. Price losses on the stock markets necessitated write-downs of equities totalling €1.0bn, which were partially offset by €0.5bn in write-ups of derivative financial instruments held for hedging purposes. The investment result declined by 51.8 % to €1.6bn (3.3bn).

Following the first-quarter improvement in the combined ratio, natural hazard events such as Windstorm Hilal in Germany had a slightly negative influence on the combined ratio in the second quarter. Nevertheless, the half-year combined ratio was still very good at 91.0%, and lower than for the same period last year (93.3%).

The ERGO Insurance Group, which writes around 94% of the gross premiums in Munich Re's primary insurance segment, posted a profit of €269m (403m). In the same period last year, the result had benefited from the sale of a major real estate package and realised gains on equities. Gross premiums written by the primary insurers in the Munich Re Group in the first half-year totalled €9.0bn (8.8bn). In property-casualty business (including legal expenses insurance), premium climbed by 5.2% to €3.3bn (3.1bn). In the life and health segment, total premium income rose to €6.2bn (6.1bn), with gross premiums written amounting to €5.7bn (5.7bn). Unlike overall premium volume, gross premiums written do not include the savings premiums from unit-linked life insurance and capitalisation

products such as "Riester" pensions in Germany – product lines that are playing an ever more important role for ERGO.

Sales in Germany – especially in life insurance – continued to be affected by changes resulting from the German insurance contract law reform. The performance of property business is pleasing. ERGO CEO Torsten Oletzky: "In non-life, we are expecting another very good underwriting result this year, with premium growth above the market average."

A further component of ERGO's strategy is to significantly reduce its expense ratios. Oletzky: "Here, too, we remain on track with a view to further improving ERGO's price-performance ratio for clients and, by 2012, firmly establishing ourselves among the top group of European insurers in terms of competitiveness and profitably." Targets for ERGO's expense ratios (based on German GAAP) had already been communicated at the end of 2007: by the year 2010, ERGO aims to reduce administrative expense ratios in life insurance to 2.9% (2007: 3.3%) and in health insurance to 2.8% (3.0%); in property-casualty insurance, the operating expense ratio is to total 30.5% (32.2%). In the meantime, concrete measures have been decided on to achieve the cost targets: ERGO plans to save around €180m in office and personnel expenses by 2010. This means a reduction of 1,570 jobs throughout Germany. In addition, another 360 vacant positions are to be cut, amounting to a total reduction of 1,930 jobs.

At the same time, ERGO is continuing to pursue expansion abroad, especially in the promising markets of eastern and southern Europe, India and other Asian countries.

ERGO is also adhering to its longer-term objectives: "By 2012, our profit on a sustained basis – that is, excluding exceptionally good or exceptionally adverse capital markets – is to increase to €900m", said Oletzky.

Reinsurance: Active cycle management to the fore
Despite the higher number of major losses in the first quarter, reinsurance business performed satisfactorily overall. The operating result grew by 6.2% to €2.6bn (2.4bn). Altogether, reinsurance contributed €2.0bn (1.9bn) to the Group profit. Part of the reinsurance profit derived from the dividend of €947m paid by ERGO to Munich Re in the second quarter. This payment is eliminated in the consolidation of intra-Group transactions across segments and therefore does not influence the overall consolidated result.

The combined ratio was 95.4% (94.9%) for the second quarter, and 99.6% (98.4%) for January to June. The biggest loss events in the natural catastrophe sector in the second quarter were the severe earthquake in the Chinese province of Sichuan, the floods in the US Midwest, and Windstorm Hilal over Germany, for which €30–40m each has been earmarked. The largest man-made loss events comprise a fire in a

switching station in Moscow and a blaze at Universal Studios, California, for which another €30–35m each has been set aside. Major loss expenditure for the whole first half-year amounted to €777m (615m). The reason for the increase is the high number of medium-sized major losses that led to a significant burden in the first quarter of 2008. Compared with the first six months of 2007, expenditure for natural catastrophes dropped to €425m (544m), whereas the burden from man-made loss events climbed to €352m (71m).

Owing to currency translation effects, gross premiums written in reinsurance fell by 2.8% to €10.7bn (11.0bn). Without these effects, they would have risen by 5.6%. The life and health segment accounted for €3.4bn (3.7bn), and property-casualty for €7.3bn (7.3bn). New acquisitions Midland and Sterling were consolidated in the Group financial statements with effect from 1 April 2008, with gross premium income amounting to €166m and €161m respectively.

Munich Re's treaty renewals in property-casualty reinsurance at 1 April 2008 (in the USA, India, Japan and Korea) and at 1 July 2008 (mainly in the USA, Australia and Latin America) showed varied development. In some markets and sectors, growing price competition was observable. Through its risk expertise and expansion into often complex, profitable niche markets, Munich Re was able to buck the market trend to a certain extent. Board member Torsten Jeworrek stressed: "There is only one answer to increasing price pressure: active cycle management." And he again underlined: "If necessary, we will shed business."

Besides active cycle management, purposeful international business expansion is set to contribute to a sustained increase in Munich Re's profit. Thus the integration of the US insurance companies Midland and Sterling, acquired last year and consolidated for the first time in Munich Re's financial statements for the second quarter, is making gratifying progress. Especially the integration of Midland as a platform for profitable growth in primary insurance niche segments in the USA is proceeding apace.

Investments: Investment result of €3.3bn hit by negative performance on the stock markets

The financial market crisis in Europe and the US is persisting. Against this background, the Munich Re Group's well-balanced investment portfolio, which is managed by MEAG, held up comparatively well.

Compared with year-end 2007, the value of the Group's investments as at 30 June 2008 showed a decrease of 5.6% to approximately €166bn (176bn), mainly due to currency translation effects, stock market trends and increases in interest rates. In comparison with the outstanding result of the first half-year 2007, the investment result sank by 42.2% to €3.3bn (5.6bn), equivalent to an annualised return of 3.8% based on the average market value of the portfolio. In the same period last year, the sale of a real-estate package comprising residential and commercial properties

throughout Germany had alone led to gains on disposal of around €550m. Also in the first half of 2007, Munich Re took advantage of the favourable stock market situation to realise substantial capital gains, whereas in 2008 it has largely refrained from such disposals in view of the softening markets.

By industry standards, the Munich Re Group applies a strict interpretation of the IFRS rules for impairments of equities in the "available for sale" category. Under this approach, an impairment is recognised if the stock market price of shares falls below the average historical acquisition cost either for a sustained period, i.e. at least six months, or significantly, i.e. by at least 20%. Further declines in the prices of equities that have already been written down once are recognised immediately in the income statement. Subsequent share price increases will only have a positive impact on equity, not on the income statement.

In the first three months of the year, the negative development of the market had already led Munich Re to make write-downs in its equity portfolio totalling €1,332m. Following a slight recovery at the start of the second quarter, share prices dropped significantly again, requiring an additional €889m worth of write-downs in the second quarter of 2008. In the first six months of the year, the weak stock market performance led to increases in the value of derivative hedging instruments, allowing Munich Re to write up its derivatives by a total of €1,702m (302m) in the first half-year, €571m (217m) of which was in the second quarter. Overall, the balance of write-ups and write-downs of derivatives in the category "held for trading" was €1,128m (–407m) in the first half-year, €1,171m of which is attributable to equity derivatives. As at 30 June 2008, the equity-backing ratio decreased to 6.8% (31.3.2008: 7.2%) of the Group's total investments at market values, including hedging instruments.

Taken together, the results of write-downs and write-ups of equities and equity-based derivatives place a burden of –€992m (–294m) on the investment result in the first half-year, –€591m (–122m) of which relates to the second quarter. Including gains and losses on the disposal of equities and real estate, the balance for the first half-year is –€267m (1,989m), which represents a decline of €2,256m compared with the first half of 2007, thus explaining the reduction in the investment result almost entirely.

Only around €10m of write-downs were necessary in the Group's small portfolio of just €240m (less than 0.2% of total investment volume) exposed to the US subprime mortgage market.

At the reporting date, the portfolio of structured credit products totalled €6.7bn, which corresponds to an increase of approximately €1.2bn compared with the beginning of the year. €3.1bn of this involves securities of the US mortgage financers Fannie Mae and Freddie Mac. Besides this, the Group holds bonds of these two institutions worth around €550m.

MEAG MUNICH ERGO AssetManagement GmbH is the asset manager of Munich Re and the ERGO Insurance Group. In addition to Group investments, MEAG had segregated and retail funds totalling €8.2bn (9.2bn) under management as at 30 June 2008.

Outlook for 2008: Consolidated profit of well over €2bn envisaged
The Munich Re Group aims to achieve a return of at least 15% on risk-adjusted capital (RORAC) over the cycle. In the light of depressed share prices, Munich Re expects a profit of well over €2bn for 2008, equivalent to a RORAC clearly exceeding 10%.

If exchange rates remain stable, Munich Re anticipates that its gross premium volume in the reinsurance segment will range between €20.0bn and €21.0bn. The slight year-on-year decline is attributable to exchange-rate developments and the softening reinsurance market. "That is why we are keeping firmly focused on profit-oriented underwriting and are still prepared to sacrifice business volume", emphasised CEO von Bomhard.

Gross premium income of €17.5–18.0bn (2007: €17.3bn) is forecast in primary insurance, with a consolidated figure for the whole Munich Re Group of €36.0–37.5bn (€37.3bn).

The Group is targeting a combined ratio for reinsurance of 98% (6.5 percentage points of which are budgeted for natural hazards). After the high random major losses in the first quarter, this objective can only be attained if claims costs from such events remain below expected values during the rest of the year. In primary insurance, the combined-ratio target for 2008 is again under 95%. A sustained 4.5% return on investments is aimed at – based on their average market values. In view of the continuing adverse situation on the capital markets, Munich Re expects an RoI of below 4.0% for 2008.

All statements made today are, as always, conditional on normal claims and capital-market developments.

Media Relations Munich, Johanna Weber
Tel.: +49 (0)89 38 91-26 95

Media Relations Asia, Nikola Kemper
Tel.: +852 2536 6936

Media Relations USA, Bob Kinsella
Tel.: +1 609 419 8527

Disclaimer
This press release contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Key figures (IFRS) for the first half-year 2008
(in €m unless otherwise indicated)

At a glance:

- Profit guidance: Profit of well over €2bn envisaged
- CEO von Bomhard: "We are adhering to our medium-term objectives."
- In reinsurance, focus on cycle management
- ERGO systematically implementing programme for more competitiveness and internationalisation

MUNICH RE GROUP	1st half-year 2008	1st half-year 2007	Change absolute	Change %
Gross premiums written	**18,857**	18,928	–71	–0.4
Net earned premiums	**17,245**	17,655	–410	–2.3
Investment result	**3,263**	5,646	–2,383	–42.2
Thereof realised gains	**2,592**	2,871	–279	–9.7
realised losses	**1,716**	858	858	100.0
Net expenses for claims and benefits	**14,023**	15,989	–1,966	–12.3
Operating result (before finance costs and taxes on income)	**2,174**	2,848	–674	–23.7
Finance costs	**181**	149	32	21.5
Taxes on income	**587**	567	20	3.5
Consolidated profit	**1,406**	2,132	–726	–34.1
Thereof attributable				
to Munich Re equity holders	**1,374**	2,098	–724	–34.5
to minority interests	**32**	34	–2	–5.9
	30.6.2008	31.12.2007		
Investments	**166,243**	176,154	–9,911	–5.6
Equity	**21,472**	25,458	–3,986	–15.7
Employees	**42,617**	38,634	3,983	10.3

REINSURANCE*	1st half-year 2008	1st half-year 2007	Change absolute	Change %
Gross premiums written	**10,683**	10,993	–310	–2.8
Thereof Life and health	**3,393**	3,658	–265	–7.2
Property-casualty	**7,290**	7,335	–45	–0.6
Combined ratio in % Property-casualty	**99.6**	98.4	1.2	
Thereof natural catastrophes	**6.6**	8.0**	–1.4	
Operating result***	**2,568**	2,417	151	6.2
Result****	**2,018**	1,922	96	5.0

PRIMARY INSURANCE*	1st half-year 2008	1st half-year 2007	Change absolute	Change %
Gross premiums written	**8,971**	8,813	158	1.8
Thereof Life and health	**5,658**	5,665	–7	–0.1
Property-casualty	**3,313**	3,148	165	5.2
Combined ratio in % for property-casualty, including legal expenses insurance	**91.0**	93.3	–2.3	
Operating result	**532**	610	–78	–12.8
Result	**324**	410	–86	–21.0

SHARES	1st half-year 2008	1st half-year 2007	Change	
Earnings per share in €	**6.73**	9.54	–2.81	–29.5

* Before elimination of intra-Group transactions across segments.
** Adjusted owing to a change in methodology.
*** Including ERGO dividend of €947m (114m).
**** Including ERGO dividend of €931m (112m).

Key figures (IFRS) for the second quarter of 2008
(in €m unless otherwise indicated)

MUNICH RE GROUP	2nd quarter 2008	2nd quarter 2007	Change absolute	Change %
Gross premiums written	**9,013**	8,908	105	1.2
Net earned premiums	**8,698**	8,861	–163	–1.8
Investment result	**1,576**	2,485	–909	–36.6
Thereof realised gains	**1,000**	832	168	20.2
realised losses	**866**	510	356	69.8
Net expenses for claims and benefits	**7,088**	7,568	–480	–6.3
Operating result (before finance costs and taxes on income)	**1,023**	1,535	–512	–33.4
Finance costs	**95**	79	16	20.3
Taxes on income	**307**	298	9	3.0
Consolidated profit	**621**	1,158	–537	–46.4
Thereof attributable to Munich Re equity holders	**599**	1,140	–541	–47.5
to minority interests	**22**	18	4	22.2

REINSURANCE*	2nd quarter 2008	2nd quarter 2007	Change absolute	Change %
Gross premiums written	**5,191**	5,173	18	0.3
Thereof Life and health	**1,715**	1,867	–152	–8.1
Property-casualty	**3,476**	3,306	170	5.1
Combined ratio in % Property-casualty	**95.4**	94.9	0.5	
Thereof natural catastrophes	**2.5**	3.6**	–1.1	
Operating result***	**1,706**	1,358	348	25.6
Result****	**1,432**	1,124	308	27.4

PRIMARY INSURANCE*	2nd quarter 2008	2nd quarter 2007	Change absolute	Change %
Gross premiums written	**4,168**	4,055	113	2.8
Thereof Life and health	**2,801**	2,810	–9	–0.3
Property-casualty	**1,367**	1,245	122	9.8
Combined ratio in % for property-casualty, including legal expenses insurance	**92.9**	85.1	7.8	
Operating result	**286**	294	–8	–2.7
Result	**161**	160	1	0.6

* Before elimination of intra-Group transactions across segments.
** Adjusted owing to a change in methodology.
*** Including ERGO dividend of €947m (114m).
**** Including ERGO dividend of €931m (112m).

Münchener Rück
Munich Re Group

Press release – Munich, 25 July 2008

Munich Re Group: Lower profit in 2nd quarter of 2008 due to capital market turmoil; more cautious profit forecast for the financial year 2008 as a whole; medium-term target for the period up to 2010 confirmed

Against the background of steep falls in share and bond prices, Munich Re expects its profit for 2008 to be below the previously envisaged range of €3.0–3.4bn, but still well above €2bn. The main reason for this is the turmoil on the capital markets, which has led to an appreciable reduction in the Group's investment result in the first half of 2008.

On the basis of very provisional key figures, the Group expects its consolidated profit to total around €600m (same period last year: €1,158m) for the second quarter and about €1.4bn (2.1bn) for the first half-year. Group equity as at 30 June 2008 will probably be in the range of €21.5bn (compared with €23.8bn as at 31.3.2008).

Since the beginning of 2008, share prices have fallen substantially, with the EUROSTOXX50 and the DAX showing changes of between -20% and -24% up to 30 June 2008. Fixed-interest securities and currency parities have also been subject to exceptionally high volatility. As an investor with assets of around €166bn, the Munich Re Group has naturally been hit by these developments. Within the framework of its prudent and risk-conscious investment policy, the Group's economic exposure to equities only amounts to just under 7% of its overall assets. Nevertheless, substantial write-downs have had to be made for this equity portfolio, and net gains on disposals have remained well below the previous year's figure. Write-downs of fixed-interest securities were only small in scope, with the Group again benefiting from its proven policy of restraint with regard to higher-risk investments in this category. If price levels stay the same, further write-downs of equities would be necessary over the rest of the year. This will not apply if, as some market players expect, a significant price recovery takes place.

Munich Re's longer-term goals remain unaffected by this reassessment. CFO Jörg Schneider on the revised profit guidance: "We have always

Contact:

Johanna Weber
Tel.: +49 (0)89 38 91-26 95
Fax: +49 (0)89 38 91-7 26 95
E-mail: jweber@munichre.com
www.munichre.com

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Media Relations
Königinstrasse 107
80802 München
Germany

stated that our result forecasts are conditional on normal capital-market fluctuations and claims burdens. Now a strong fall in share prices has occurred. As one of the most significant investors in our industry, we cannot escape the current capital-market turmoil. But thanks to our balanced investment policy, we have succeeded in achieving quite an acceptable half-year result in this difficult overall environment. In the second half of 2008, we will also achieve a substantial profit, even assuming that the capital markets remain difficult. Should the capital-market situation show a considerable improvement, our profit guidance would also increase again."

Stressing that the medium-term outlook was definitely positive, Schneider confirmed: "We stand by the targets of our Changing Gear initiative. We aim to increase our earnings per share to more than €18 by 2010."

The share buy-back programme will be continued, too. In line with previous announcements, further shares with a volume of €1bn are to be repurchased before the Annual General Meeting in 2009.

As planned, Munich Re's figures for the first half-year 2008 and the outlook for the whole of 2008 will be published on 6 August 2008. All statements made today are, as always, conditional on normal claims and capital-market developments.

Media Relations Munich, Johanna Weber
Tel.: +49 (0)89 38 91-26 95

Media Relations Asia, Nikola Kemper
Tel.: + 852 2536 6936

Media Relations USA, Bob Kinsella
Tel.: + 1 609 419 8527

The **Munich Re Group** operates worldwide, turning risk into value. In the financial year 2007, it achieved a profit of €3,937m, the highest since the company was founded in 1880, on premium income of approximately €37bn. The Group operates in all lines of business, with more than 38,000 employees at over 50 locations throughout the world and is characterised by particularly pronounced diversification, client focus and earnings stability. With premium income of around €21.5bn from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group. With premium income of over €17bn, ERGO is one of the largest insurance groups in Europe and Germany. It is the market leader in Europe in health and legal expenses insurance, and 34 million clients in 26 countries place their trust in the services and security it provides. The global investments of the Munich Re Group amounting to €176bn are managed by MEAG, which also makes its competence available to private and institutional investors outside the Group.

Quarterly Report

Münchener Rück
Munich Re Group

Supervisory Board

Dr. Hans-Jürgen Schinzler
(Chairman)

Board of Management

Dr. Nikolaus von Bomhard
(Chairman)
Dr. Ludger Arnoldussen
Dr. Thomas Blunck
Georg Daschner
Dr. Torsten Jeworrek
Dr. Peter Röder
Dr. Jörg Schneider
Dr. Wolfgang Strassl

Key figures (IFRS)

Munich Re Group

		Q1–2 2008	Q1–2 2007	Change %	Q2 2008	Q2 2007	Change %
Gross premiums written	€m	18,857	18,928	–0.4	9,013	8,908	1.2
Investment result	€m	3,263	5,646	–42.2	1,576	2,485	–36.6
Operating result	€m	2,174	2,848	–23.7	1,023	1,535	–33.4
Taxes on income	€m	587	567	3.5	307	298	3.0
Consolidated result	€m	1,406	2,132	–34.1	621	1,158	–46.4
Thereof attributable to minority interests	€m	32	34	–5.9	22	18	22.2
Earnings per share	€	6.73	9.54	–29.5	2.94	5.22	–43.7
Combined ratio							
Reinsurance property-casualty	%	99.6	98.4		95.4	94.9	
Primary insurance property-casualty	%	91.0	93.3		92.9	85.1	

		30.6.2008	31.12.2007	Change %
Investments	€m	166,243	176,154	–5.6
Equity	€m	21,472	25,458	–15.7
Net technical provisions	€m	150,597	152,436	–1.2
Staff		42,617	38,634	10.3
Share price	€	111.26	132.94	–16.3
Munich Re's market capitalisation	€bn	23.0	29.0	–20.7

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's
Board of Management

Dear Shareholders,

The Munich Re Group has made a commitment to the capital markets, and therefore to you as shareholders, to achieve a sustained increase in our profitability and thus in our corporate value.

A sustained increase in profitability does not necessarily mean profit growth year after year, quarter after quarter. In recent financial years, outstanding investment results (along with other special factors) have supported our highly profitable operative business and allowed us to post four record results in a row. For the first half of 2008, however, our profit of €1,406m was down by 34.1%, a significant year-on-year reduction, meaning that we are unlikely to be able to achieve the profit range of €3.0–3.4bn we had originally targeted for the financial year as a whole.

The reason for this decrease in our profit is clear. The financial crisis triggered by the developments on the US housing market has led not only to drastic upheavals on the credit markets but also to marked falls in share prices worldwide. The integrated risk management system we have developed and constantly refined in recent years, and our prudent overall investment policy, have protected us from the sort of burdens that other financial services providers have had to bear from the subprime crisis. Over the last few years, we have also scaled down our shareholdings significantly and hedged some of these using derivative financial instruments. As one of the most significant investors in the industry, however, with assets of €166bn, we cannot detach ourselves completely from the stock markets. We therefore had to make substantial write-downs on our equity portfolio in the second quarter, and at the same time our net gains on disposals remained well below the previous year's figure.

Despite the need for write-downs, our capitalisation is very solid and the present environment could even lead to new business opportunities. The demand for reinsurance cover should be stimulated by the fact that a large number of our clients are confronted with a weakening of their capitalisation. Capacity is also likely to have declined on the supply side due to the market-wide investment losses. In such an environment, we are ideally placed with our new structure, which is geared towards enhanced client focus and intensified client relations.

Key elements of our reinsurance strategy are active cycle management and the innovative development of our operative business. We are determinedly and vigorously pursuing this strategy. Thus we consistently applied our cycle management strategy in the recent treaty renewals as at 1 July, involving approximately 10% of our overall treaty portfolio, chiefly in the USA, Latin America and Australia. Generally, the recently observed pressure on prices and conditions persisted. But in Australia there were signs of a recovery, and we took advantage of the resulting opportunities wherever possible. Moreover, in several reinsurance programmes we have been able to agree differential terms, i.e. conditions which differ from those of the other reinsurers participating and recognise our particular contribution to that individual

client's value creation process. On balance, however, we have given up just under 9% of the renewable premium volume. Once again, none of our staff will have premium targets in the renewals at 1 January 2009. We steer our business solely via profitability and earnings contributions, which is why our RORAC target of 15% across the cycle has not been in question.

We are continuing to make good headway with the development and realisation of new business models and initiatives arising from Changing Gear, our programme for profitable growth. Here we are managing a portfolio of very different projects which are reviewed on a regular basis and reprioritised as necessary. The plans for these projects are very promising, and several are ahead of schedule. For example, the integration of Midland in the USA is making highly gratifying progress. The projected additional income of €250m in 2010 from these Changing Gear initiatives is thus within reach.

In our primary insurance group, ERGO, we have initiated an ambitious programme to increase competitiveness. With a process of continual improvement, the aim is to reduce the expense ratios yet improve the quality of client care. The product landscape is also being further refined, for example with the introduction of a new "mobility concept". By setting up a Centre of Competence for Travel and expanding our existing assistance platforms, we intend to cater even better to the needs of the steadily growing number of business and holiday travellers worldwide. In this connection, I also expect synergies to arise from the planned takeover of Europäische Reiseversicherung and Mercur Assistance by ERGO. Both companies are currently direct subsidiaries of our Group's parent company and will be able to expedite their growth in the ERGO Group.

Ladies and gentlemen, our result forecasts have always been conservative, a fact borne out not least by our having repeatedly exceeded our own profit guidance in the past. Our forecasts, however, have also always been subject to the proviso of normal capital market developments. It was thus only consistent and absolutely essential in terms of transparent financial reporting for us to reduce our profit guidance for the current financial year. We are nevertheless adhering unreservedly to our ambitious medium-term profitability goals: by 2010 we intend to increase earnings per share (adjusted to eliminate any extraordinary income) to at least €18 and will also be continuing our ongoing share buy-back programme, which has a volume of €1bn, up to the next Annual General Meeting.

Yours sincerely,



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Interim management report

Key parameters

– High oil price accelerates inflation worldwide
– Weak growth in the USA and the eurozone
– Financial market crisis continues to impact global economic prospects

The constantly increasing price of oil and high prices of commodities and foodstuffs drove up inflation rates worldwide in the period under review. Whilst momentum in Europe has now also followed that in the USA and slowed significantly, the economies of the emerging markets sustained their robust expansion.

According to initial estimates, the US economy performed moderately in the second quarter of 2008 compared with the previous three months of the year, recording an annualised real growth rate of 1.9% following low growth in the first quarter. The beleaguered housing market and the financial market crisis continued to adversely affect the economy, which was supported by monetary and fiscal stimuli and by an export sector still benefiting from the low dollar.

After surprisingly strong growth in the first quarter (especially in Germany), early indicators such as the purchasing managers indices for the manufacturing and services industries in the eurozone signalled an appreciable cooling of the economy for the period under review. Even though the labour market appeared robust, consumer confidence sagged noticeably. The inflation rate in the eurozone rose from 3.3% in April to 4.0% in June. A year ago it was only 1.9%.

In Japan, the economic climate became less favourable in the period under review after unexpectedly strong economic growth in the first quarter. China, by contrast, continued to provide strong impulses for the global economy with real growth of 10.1% compared with the previous year. The other emerging markets of Asia, eastern Europe and Latin America also maintained their stable growth dynamics. However, even in emerging markets, rising energy and food prices led to rapid increases in inflation rates.

The oil price continued to rise dramatically, racing from US$ 100 per Brent barrel to almost US$ 140 in the course of the second quarter. The euro also reached a record high of US$ 1.60 in the period under review and finished the quarter at over US$ 1.58. After lowering its key interest rate several times in the first quarter, the US Federal Reserve made a further cut in late April from 2.25% to 2.0%. The European Central Bank, on the other hand, retained its key interest rate at a comparably high level of 4.0% in the period under review. In early July, it even raised the rate to 4.25%. In this environment, characterised by higher inflation expectations, long-term interest rates in the USA and the eurozone climbed again appreciably. The stock markets displayed a lack of uniformity in the reporting period: whilst the Japanese stock exchange advanced slightly, the positive initial trends on the European and US markets did not last, and in some cases stood at a much lower level at the end of the second quarter. Price losses continued in July on account of growing concern with regard to the credit crisis.

For the rest of the year, we anticipate that global economic growth will slow still further with uncertainties remaining high. In the second half of the year, a moderate comeback of economic stimuli appears possible in the USA, but in Germany and the eurozone growth is likely to be weaker than in the first six months.

The risk of further increases in the oil price and inflation are key imponderables for the economic outlook. In addition, the financial market crisis could become more acute or last longer than currently expected.

The financial market crisis had a relatively moderate effect on the primary insurance and reinsurance markets in the period under review, hardly influencing the reinsurance renewals at 1 April. If the economic slowdown anticipated in the further course of the year occurs, this would, however, also have consequences for the demand for risk protection in the form of insurance and reinsurance, although the lower investment returns expected by insurance companies will tend to stabilise premium levels. The fact that the capitalisation of many primary insurers is being impaired by the financial market crisis could boost demand for reinsurance with high security. Rising inflation is also having an impact on the insurance industry, as consumer-price inflation also generally leads to increased costs for bodily injury and property losses. Furthermore, bodily injury claims and health insurance are subject to further specific inflationary factors on account of the rise in healthcare costs. We take expected and current inflation into account when calculating premiums and loss reserves. Moreover, the Munich Re Group's asset management activities are also currently focusing more strongly on bonds where the interest rate is largely dependent upon inflation (see the asset management section on page 16 for more details).

Business experience from 1 January to 30 June 2008

Reinsurance

- Satisfactory treaty renewals at 1 April 2008 in the face of mounting competitive pressure
- Combined ratio of 95.4% in the second quarter and 99.6% in the first half-year
- Decreased investment result (excluding ERGO dividend) of €1.8bn due to market turmoil
- Successful conclusion of Midland and Sterling acquisitions
- Result of €2,018m for the first six months

Key reinsurance figures

		Q1–2 2008	Q1–2 2007	Q2 2008	Q2 2007
Gross premiums written	€bn	10.7	11.0	5.2	5.2
Loss ratio property-casualty	%	71.3	69.9	67.7	62.9
Expense ratio property-casualty	%	28.3	28.5	27.7	32.0
Combined ratio property-casualty	%	99.6	98.4	95.4	94.9
Thereof natural catastrophes	Percentage points	6.6	8.0[1]	2.5	3.6[1]
Investment result[2]	€m	2,734	2,648	1,734	1,324
Operating result[2]	€m	2,568	2,417	1,706	1,358
Consolidated result[3]	€m	2,018	1,922	1,432	1,124
Thereof attributable to minority interests	€m	–	–	–	–

		30.6.2008	31.12.2007
Investments	€bn	74.3	81.9
Net technical provisions	€bn	53.9	55.5

[1] Adjusted owing to a change in methodology.
[2] Including ERGO dividend of €947m (114m).
[3] Including ERGO dividend of €931m (112m).

The Munich Re Group's reinsurance segment mainly comprises the operations of the Group's reinsurance companies, including property-casualty, life and health reinsurance. The latter, together with non-German health insurance business (part of which is written by our primary insurance companies) makes up our International Health segment.

Our **reinsurance business** performed satisfactorily in the second quarter and whole first half of 2008. The operating result for the months of April to June rose to €1,706m (1,358m), or by 25.6% compared with the same period last year. The improvement is the result of an intra-Group dividend payment of €947m (114m) by ERGO to Munich Re in the second quarter of 2008. This income is reversed after the elimination of intra-Group transactions across segments and is therefore not mirrored in the consolidated result. Without this one-off effect, the operating result for the second quarter was down 39.0% to €759m (1,244m). Our operating result for the first six months was €2,568m (2,417m) or, adjusted for the ERGO dividend, €1,621m (2,303m). The consolidated result in reinsurance climbed to €1,432m (1,124m) in the second quarter and totalled €2,018m (1,922m) for the first six months. Adjusted for the ERGO dividend, however, the consolidated result in reinsurance fell to €501m (1,012m) for the second quarter and amounted to €1,087m (1,810m) for the first half-year. This decrease in the consolidated result in reinsurance is mainly attributable to reductions in the investment result, which in the previous year benefited from high gains on disposals in a very favourable capital market environment. That the result was nevertheless satisfactory was due to our widely diversified profitable book of basic business and a balanced investment portfolio.

The successful turn-of-the-year **treaty renewals** in property-casualty reinsurance were followed at the beginning of April by renewals in the USA, India, Japan and Korea, involving a premium volume of nearly €950m, or roughly 10% of treaty business (i.e. without facultative reinsurance) in property-casualty reinsurance. We are satisfied with the course of these renewals, although prices declined slightly on average, the decreases varying between markets and classes of business. To ensure risk-adequate prices for our portfolio, active cycle management is required in the form of shifts within the portfolio. By realigning our US strategy, we have grown profitably in niche segments. Our stake in Korean primary insurer ERGO Daum Direct enabled us to also participate more strongly as a reinsurer in Korean motor business.

Besides this, by systematically developing our international business, we are further enhancing our earnings prospects.

Munich Re has expanded its business placed via Managing General Agencies through the acquisition in April 2008 of **The Roanoke Companies Inc.**, the holding company of Roanoke Trade Services Inc. The latter is a major underwriting agency and broker for marine insurance in the USA, which as part of its broking activities placed a premium volume of US$ 100m in 2007. Writing business via selected underwriting managers such as Roanoke is one of the many profitable growth opportunities Munich Re is driving forward as part of its Changing Gear programme for more profit growth. The acquisition has also reinforced the Munich Re Group's position in specialised marine segments. The acquisition price for 100% of Roanoke's share capital totalled approximately €34m.

In April 2008, we successfully concluded our acquisition of **Sterling Life Insurance Company** ("Sterling"), a leading provider of health insurance for seniors in the USA, thus strengthening our International Health business segment. With a total premium income of US$ 798m in 2007, Sterling holds a strong position on the growing market for Medicare Advantage plans. These plans comprise health insurance solutions under the state Medicare programme that are offered and managed by private insurers. The market parameters for products geared to seniors are determined at political level. In this connection, 2008 too will bring changes, which will take effect already this year. Notwithstanding these potential political risks, experts still see these markets as among the highest growth segments in the US healthcare sector. The acquisition price for 100% of Sterling's share capital totalled around €229m.

Another acquisition successfully concluded in April this year was that of specialist US primary insurer **The Midland Company** ("Midland"). With a premium volume of US$ 967m in 2007, Midland numbers among the leading US specialist insurers in niche segments such as insurance for manufactured housing, mobile homes and motorcycles. Establishing and building on a leading position in such niche segments is an important aspect of our US strategy in our Changing Gear programme. This acquisition of Midland is part of this strategy of growing profitably in the important US insurance market. The integration of Midland as our growth platform for specialist primary insurance products in the USA is proceeding according to plan. Numerous opportunities for synergies have been identified on the cost and premium side, some of which have already been realised. Altogether, we estimate that we will be able to exceed the integration targets originally envisaged for 2010. The acquisition price for 100% of Midland's share capital totalled approximately €861m.

Our **premium income** in the reinsurance segment climbed by 0.3% to €5.19bn (5.17bn) in the second quarter of 2008 and fell by 2.8% to €10.7bn (11.0bn) in the first six months of the year. This reduction was partly ascribable to developments in exchange rates, with the euro rising against many other currencies compared with the first half of 2007. The impact on our premium income in foreign-currency business was negative. At unchanged exchange rates, our premium volume would have increased by 10.6% against the same quarter last year and by 5.6% year on year in the first six months. Our Group financial statements consolidate the Midland and Sterling acquisitions with effect from 1 April 2008, with gross premium income amounting to €166m and €161m respectively.

Gross premiums by division Q1-2 2008



Special and Financial Risks 11% (7%)
Life/Health 32% (34%)
Germany, Asia Pacific and Africa 15% (14%)
Europe and Latin America 18% (18%)
Global Clients/North America 24% (27%)

Compared with the same period in 2007, gross premiums written in the **life and health** segment fell by 8.1% to €1.7bn (1.9bn) in the second quarter. Major contributory factors were the scheduled reduction of individual large-volume reinsurance treaties and currency exchange effects of €163m. Premium volume for the first six months of 2008 was down by 7.2% to €3.4bn (3.7bn).

In **property-casualty reinsurance**, premium volume rose by 5.1% to €3.5bn (3.3bn) in the quarter under review, but dropped by 0.6% to €7.29bn (7.34bn) in the first half of the year, chiefly due to currency effects. Adjusted to eliminate the effects of changes in exchange rates, premium income was up 16.3% in the second quarter and 8.4% in the first half of the year.

The **combined ratio** stood at 95.4% (94.9%) for the months of April to June and at 99.6% (98.4%) for January to June. In the second quarter of 2008, overall loss expenditure for major losses amounted to €197m (77m). The biggest loss events in the natural catastrophe area were the severe earthquake in the Chinese province of Sichuan, the floods in the US Midwest, and Windstorm Hilal over Germany, for which €30–40m each has been earmarked. The largest man-made loss events comprise a fire in a switching station in Moscow and a blaze at Universal Studios, California, for which another €30–35m each has been set aside. Major loss expenditure for the whole first half of 2008 amounted to €777m (615m). The reason for the rise against 2007, which had been affected by Winterstorm Kyrill, is the high number of medium-sized major losses that led to a significant burden in the first quarter of 2008. Compared with the first six months of 2007, the expenditure for natural catastrophes dropped to €425m (544m) whereas the burden from man-made loss events climbed to €352m (71m).

Our reinsurers' **investment result** came to €1,734m (1,324m) in the second quarter and €2,734m (2,648m) in the first half of the year. The improvement is the result of the dividend payment of €947m (114m) by ERGO to Munich Re in the second quarter of 2008. Without this one-off effect, there was a decrease against the same period last year (which had been especially favourable) mainly owing to the lower balance of €225m (749m) from gains and losses on

disposals and from write-ups and write-downs in the first half-year. Whilst in the previous year we had achieved gains of €1.1bn from the sale of a major real estate package and equities, the period under review was adversely affected by the considerable turmoil on the capital markets in the first half of 2008. Price losses on the stock markets required us to make write-downs of equities totalling €1.2bn, which were significantly offset by €1.1bn in write-ups of our derivative financial instruments held for economic and balance sheet hedging purposes.

Primary insurance

- Premium income growth of 3.3% to €9.5bn
- Very good combined ratio of 91.0% despite numerous natural hazard events
- Decrease in investment result to €1.6bn on account of market turmoil
- Result of €324m for the first six months

Key primary insurance figures

		Q1–2 2008	Q1–2 2007	Q2 2008	Q2 2007
Total premium income	€bn	9.5	9.2	4.4	4.3
Gross premiums written	€bn	9.0	8.8	4.2	4.1
Loss ratio property-casualty	%	57.8	59.3	61.0	52.2
Expense ratio property-casualty	%	31.8	33.7	30.7	30.7
Combined ratio property-casualty	%	89.6	93.0	91.7	82.9
Combined ratio legal expenses insurance	%	97.0	94.5	98.5	93.8
Combined ratio property-casualty including legal expenses insurance	%	91.0	93.3	92.9	85.1
Investment result	€m	1,609	3,336	893	1,373
Operating result	€m	532	610	286	294
Consolidated result	€m	324	410	161	160
Thereof attributable to minority interests	€m	32	33	22	18

		30.6.2008	31.12.2007
Investments	€bn	107.9	109.3
Net technical provisions	€bn	96.7	97.0

The Munich Re Group's primary insurance segment mainly comprises the operations of the ERGO Insurance Group, including those of the foreign health primary insurers belonging to the business field of International Health. These operations contribute around 94% of the segment's premium volume. With ERGO, the Munich Re Group can cover the entire value chain in the global risk market. We leverage value and cost synergies, and also reduce the risk-based capital required in the Group through improved diversification. The rest of the business comes from the Watkins Syndicate and Europäische Reiseversicherung. The latter will be integrated into the ERGO Group as at 1 January 2009.

Our **primary insurers** posted an operating result of €286m (294m) for the second quarter of 2008 and €532m (610m) for the first six months of the year. The decrease of 12.8% against the first half of 2007 was mainly due to the investment result. The consolidated result after tax for the first six months of 2008 came to €324m (410m), of which €161m (160m) was attributable to the months of April to June.

In the second quarter, **overall premium volume** across all lines of business totalled €4.4bn (4.3bn), an increase of 4.4%. For the period since January, it shows an increase of 3.3% to €9.5bn (9.2bn), with especially prominent growth in international business. Nearly 90% of our premium volume in primary insurance stems from the eurozone, so that premium income was not affected to any major degree by changes in exchanges rates. In the life and health segment, total premium since the beginning of the year climbed to €6.2bn (6.1bn), while in property-casualty insurance (including legal expenses insurance) it increased by 5.2% to €3.3bn (3.1bn). Our **gross premiums written** amounted to €4.2bn (4.1bn) for the second quarter of 2008 and €9.0bn (8.8bn) for the period from January to June. Unlike overall premium volume, gross premiums written for the first half of 2008 do not include the savings premiums of €538m (395m) from unit-linked life insurance and capitalisation products such as "Riester" pensions in Germany – product lines that are playing an ever more important role for us.

Gross premiums by class of insurance Q1–2 2008


Legal expenses 5% (5%)
Health 31% (31%)
Property-casualty 32% (30%)
Life 32% (34%)

Our **life insurers** wrote overall premium volume of €1.76bn (1.71bn) from April to June 2008, a 2.5% year-on-year increase. In the first six months, premium volume rose by 1.9% to €3.44bn (3.37bn). In the second quarter, German new business was down on the same period last year, the annual premium equivalent reducing by 9.7%. From January to June, however, it achieved double-digit year-on-year growth as expected, the key factor behind the 17.8% increase being the fourth Riester subsidisation stage, which commenced at the beginning of the year. Many of our clients had requested automatic adjustment of their insurance policies to the applicable subsidisation ceiling. Without this factor, new business would have declined by 11.2%, mainly because of an initial effect of the German insurance contract law reform, which came into force in January 2008 and has made the sales process more complicated. International business showed an increase of 5.6% since the beginning of the year, with positive development in particular from the companies in the central and eastern European markets.

In **health insurance**, we generated premium income of €1.33bn (1.30bn) in the second quarter of 2008, with premium volume since the beginning of the year rising by 2.6% to €2.8bn (2.7bn). We recorded year-on-year growth of 9.0% in the period from January to June in international business, with particularly robust premium increases in Belgium. In Germany, premium volume in the first half of the year totalled €2.32bn (2.29bn), equivalent to an increase of 1.5%. Business with supplementary benefit covers grew by 4.3% and premium volume in comprehensive health insurance was up 0.8%, reflecting the distinctly adverse impact of the health reform on new business in this line.The transition phase – that is to say the three-year waiting period until January 2010 – is likely to take a further toll on new business in comprehensive health insurance during this period. Since the start of the year, there has been a 25% decline against the same period last year.This development has to be seen in light of the fact that new business at the beginning of 2007 was brisk, as clients took great advantage of the last opportunity to switch immediately to private health insurance.

In **property-casualty insurance**, premium volume climbed to €1.4bn (1.3bn) from April to June 2008, an increase of 9.8%. For the period since January, premiums rose to €3.3bn (3.1bn), with international business again showing a particularly steep rise of 10.9% to €1.3bn (1.2bn). Worthy of particular mention in this regard are the markets of Poland andTurkey and the South Korean direct insurer ERGO Daum Direct, which is consolidated for the first time in the second quarter of 2008. Achieving profitable growth in international business is one of ERGO's declared objectives. ERGO aims to increase its share of international business to one-third by 2012, partly by drawing on the know-how available within the entire Munich Re Group. Europe and Asia will remain key target regions. German business also recorded growth: in the second quarter of 2008, premium income rose to €0.74bn (0.73bn), climbing by 1.8% since January 2008 compared with the same period last year. This development has largely been driven by commercial and industrial business, where we posted a 4.8% increase in premium whilst adhering to our proven, strictly profit-oriented underwriting approach. Personal lines business remained largely stable. Further marginal reductions in motor business were compensated for by moderate growth rates in personal accident and legal expenses insurance.

The **combined ratio** in the property-casualty segment improved to a very good 91.0% (93.3%). In the same period last year, Winter Storm Kyrill had had a significant impact on the loss ratio. However, in the first half of 2008, there were numerous local natural events such as Winter Storm Emma and Windstorm Hilal, which in the aggregate had about the same adverse impact on the net loss ratio as Kyrill did last year.

Our primary insurers' **investment result** came to €893m (1,373m) in the second quarter and €1,609m (3,336m) in the first half of the year. The decrease in the reporting period against the same period last year, which had been especially favourable, is chiefly attributable to the lower balance of –€573m (888m) from gains and losses on disposals and from write-ups and write-downs. Whilst in the previous year we had achieved gains of €1.4bn from the sale of a major real estate package and equities, the period under review was adversely affected by the considerable turmoil on the capital markets in the first half of 2008. Price losses on the stock markets required us to make write-downs of equities totalling €1.0bn, which were partially offset by €0.5bn in write-ups of our derivative financial instruments held for economic and balance sheet hedging purposes.

Asset management

- Rising inflation puts pressure on the financial markets
- Negative stock market trend continues
- Investment result well down on previous year at €3.3bn

Investment result

	Q1–2 2008 €m	Q1–2 2007 €m	Change %	Q2 2008 €m	Q2 2007 €m	Change %
Regular income	4,064	4,285	–5.2	2,294	2,458	–6.7
Write-ups/write-downs	–1,164	–440	–164.5	–671	–194	–245.9
Net realised capital gains	876	2,013	–56.5	134	322	–58.4
Other income/expenses	–513	–212	–142.0	–181	–101	–79.2
Total	3,263	5,646	–42.2	1,576	2,485	–36.6

Investment result by type of investment

	Q1–2 2008 €m	Q1–2 2007 €m	Change %	Q2 2008 €m	Q2 2007 €m	Change %
Real estate	100	683	–85.4	91	97	–6.2
Investments in affiliated companies	12	–13	–	14	–12	–
Investments in associates	53	60	–11.7	6	39	–84.6
Mortgage loans and other loans	822	659	24.7	420	332	26.5
Other securities	2,554	4,129	–38.1	1,113	1,956	–43.1
Deposits retained on assumed reinsurance and other investments	144	227	–36.6	72	101	–28.7
Investments for the benefit of life insurance policyholders who bear the investment risk	–220	76	–	–27	61	–
Expenses for the management of investments and other expenses	202	175	15.4	113	89	27.0
Total	3,263	5,646	–42.2	1,576	2,485	–36.6

For the period January to June, the Munich Re Group posted an **investment result** of €3,263m, which was 42.2% below that of the same period last year (€5,646m).The second quarter result for 2008 was €1,576m, a decline of 36.6% year on year.

The newly acquired US insurance companies Midland and Sterling were included in Munich Re's consolidated financial statements for the first time in the second quarter, and contributed €6m to the investment result.

Compared with the previous year, **regular income from investments** was down by 5.2 % to €4,064m (4,285m). Dividend income fell marginally owing to systematic equity portfolio cutbacks we had made in the past.There was also a decline in interest income from the reduced volume of deposits retained on assumed reinsurance business.

In the period under review, we posted **net realised gains on disposal** of €876m (2,013m). In the same period last year, the sale of a real-estate package comprising residential and commercial properties throughout Germany alone had led to gains on disposal of around €550m. Where in the previous year we had made targeted use of the favourable stock market situation for disposals, we have held back from such activities this year, given markets that have been softening since the start of 2008. We posted a result of €137m (1,753m) for the sale of equities in the first six months of 2008.

This was offset by a positive result of €455m (–23m) from the disposal of derivative financial instruments, the bulk of which we had purchased to hedge our equity portfolio and whose performance had benefited from the bear market.

In the first half-year, the net balance of **write-ups and write-downs** of our investments was –€1,164m (–440m). A considerable year-on-year decrease of –€477m was thus apparent in the second-quarter balance, which sank to –€671m. Here again, as in the first quarter, share price losses and the use of derivative financial instruments for hedging purposes played key roles, with the effects on our income statement determined by the following special features of IFRS accounting regulations:

Changes in value of share portfolios categorised as "available for sale" are always recognised in equity with no effect on profit or loss. Only when they are sold are the amounts of such holdings recorded in the income statement.

An exception to this rule exists in the event of a sustained impairment. In particular, we consider an equity investment to be subject to such an impairment if its stock market price falls below the average historical acquisition cost either for a sustained period, i.e. at least six months, or significantly, i.e. by at least 20%. In the event of an impairment, the accumulated loss previously recognised in equity is eliminated and recognised in the income statement as an expense. Further declines in the share prices of securities that have already been written down once are also recognised immediately in the income statement.This was relevant to approximately half of the impairments booked.

Another special feature applies to changes in the fair value of equity portfolios for which hedge accounting using derivatives is employed in the balance sheet. Where this is the case, any change in value must be recognised immediately in the income statement, i.e. with write-downs for share price losses and write-ups for price gains.[1]

In the first three months of the year, the clearly negative development of the market had already led us to make write-downs in our equity portfolio totalling €1,332m. Following a slight recovery at the start of the second quarter, prices in the most important indices dropped substantially again, requiring us to make an additional €889m worth of write-downs in the second quarter of 2008.

Approximately half of the €2,221m (65m) in write-downs we made on our equity portfolios in the first half-year involved assets for which the value fluctuations were almost offset by hedging derivatives. Some of the other impairments on our equity portfolios were compensated for by yields from the countervailing performance of economic hedging transactions – without a direct hedging relationship. In the first six months of the year, the weak stock market performance led to increases in the value of derivative hedging instruments, allowing us to write up our derivatives by a total of €1,702m (302m) in the first half-year, €571m (217m) of which was in the second quarter. Overall, the balance of write-ups and write-downs of derivatives in the category "held for trading" was €1,128m (–407m) in the first half of 2008, €1,171m of which is attributable to derivatives with non-fixed-interest underlying business.

[1] For a detailed presentation of the treatment of economic and balance-sheet hedging transactions in the accounts, please see the comments on pages 11 and 12 of the Munich Re Group Quarterly Report 1/2008.

Taken together, the results of write-downs and write-ups of equities and equity-based derivatives place a burden on the investment result of –€992m (–294m) in the first half-year, –€591m (–122m) of which relates to the second quarter. Including gains and losses on the disposal of equities, equity-based derivatives and real estate, the balance for the first six months of 2008 is –€267m (1,989m), which represents a decline of €2,256m compared with the first half of 2007, thus explaining the reduction in the investment result almost entirely.

Investment mix

	Reinsurance				Primary insurance				Asset		Total	
	Life and health		Property-casualty		Life and health		Property-casualty		management			
€m[1]	30.6. 2008	31.12. 2007	30.6. 2008	31.12. 2007	30.6. 2008	31.12. 2007	30.6. 2008	31.12. 2007	30.6. 2008	31.12. 2007	30.6. 2008	31.12. 2007
Land and buildings, including buildings on third-party land	392	452	685	649	2,443	2,500	92	94	59	58	3,671	3,753
Investments in affiliated companies	32	39	53	57	43	34	87	73	14	12	229	215
Investments in associates	83	87	157	182	369	389	281	245	45	50	935	953
Loans	163	128	260	163	36,579	33,537	1,852	1,666	1	8	38,855	35,502
Other securities held to maturity	–	–	–	–	156	192	6	8	–	–	162	200
Other securities available for sale												
Fixed-interest	8,854	9,229	35,365	38,143	41,564	42,647	4,591	4,546	69	20	90,443	94,585
Non-fixed-interest	1,493	1,917	7,044	9,866	8,865	11,008	1,454	1,651	10	7	18,866	24,449
Other securities held for trading												
Fixed-interest	9	8	323	356	65	77	347	281	–	–	744	722
Non-fixed-interest	1	–	18	8	–	–	6	7	–	–	25	15
Derivatives	286	96	471	130	647	303	25	14	–	–	1,429	543
Deposits retained on assumed reinsurance	4,888	6,216	1,425	1,710	289	276	3	4	–	–	6,605	8,206
Other investments	169	537	595	1,118	619	2,315	599	409	183	454	2,165	4,833
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	2,114	2,178	–	–	–	–	2,114	2,178
Total	16,370	18,709	46,396	52,382	93,753	95,456	9,343	8,998	381	609	166,243	176,154

[1] After elimination of intra-Group transactions across segments.

The carrying amount of the Munich Re Group's **investment portfolio** shows a fall of 5.6% since the beginning of the year to €166bn (176bn) owing to a loss of value in fixed-interest and non-fixed-interest securities available for sale that are accounted for at fair value. This in turn was due to a decline in the prices of shares and fixed-interest securities to the mid-year reporting date. Foreign currency exchange losses were responsible for price falls of around €2.7bn, although these are usually balanced by similar changes in the value of liabilities due in the foreign currency. The decline was partially compensated for by the first-time consolidation in the second quarter of our new subsidiaries, Midland and Sterling with their investments, which totalled €0.7bn. 81% of these are invested in fixed-interest securities.

At the end of the quarter, fixed-interest securities and loans made up about 78% of our total investment portfolio at carrying amounts, which is around four percentage points more than at the beginning of the year. Our primary insurers had approximately €85bn or 83% of their assets invested in fixed-interest securities and loans.

Since the start of the year, we have cautiously but systematically expanded our portfolio of credit-exposed fixed-interest securities, e.g. asset-backed securities, mortgage-backed securities and corporate bonds. We took advantage of the considerable widening of risk spreads in comparison to government bonds in the past few months to make appropriate investments and restructure our portfolio, investing only in assets with a high credit rating.

At the reporting date, our portfolio of asset-backed securities and mortgage-backed securities totalled €6.7bn, which corresponds to an increase of around €1.2bn compared with the beginning of the year. Our portfolio has a good rating structure: as at 30 June 2008, 98.3% of its securities were rated A to AAA. Even though the credit crisis has made it clear that the ratings of complex financial instruments are of limited relevance as an analysis tool, we consider our portfolio to be relatively low-risk given the current economic circumstances.

For financial instruments exposed to the US subprime mortgage market, the position remains difficult. The Munich Re Group still has only a small amount invested in such instruments (including credit derivatives) – around €240m or less than 0.2% of our total assets. The revaluation of these financial assets led to write-downs totalling around €10m in the first half-year. Although the US property crisis has now extended beyond subprime mortgage loans, we do not expect a permanent decrease in the value of our related securities. In the first half-year, the Munich Re Group's write-downs on its entire portfolio of fixed-interest securities totalled only €34m.

Our portfolio of bonds guaranteed by US bond insurers ("monoliners") amounted to around €260m as at 30 June 2008. The downgrading of monoliner ratings has not led to significant losses in value in our portfolio so far.

Fixed-interest securities which do not have to be recognised at fair value with impact on profit or loss are subjected to an impairment test at every (quarterly) balance sheet date, as are equity instruments. If there is objective evidence for an impairment, e.g. substantial financial risks on the part of the issuer, this must be recognised as an expense in the income statement. In itself, the downgrading of the issuer's credit rating is insufficient grounds for an impairment, but may (depending on its severity) be a trigger for a more in-depth examination of whether the criteria are met.

Continuing inflation and increasing inflation expectations are fuelling uncertainty on the financial markets. We responded early to this development with our investments and gradually added to our portfolio of inflation-indexed bonds to protect us from the inflation risk and the associated increase in interest rates. This type of bond is linked to a consumer price index, ensuring that interest payments and repayment increase continuously where there is inflation. As at 30 June 2008, the volume of inflation-indexed bonds at market values was just under €6.5bn, thus making up 5.1% of our portfolio of fixed-interest securities and loans at market value.

The volume of our investments in shares at carrying amounts (including those in affiliated and associated enterprises) fell €5.6bn to €18.4bn in the first six months of the year. We have systematically reduced our equity portfolio via disposals, especially in the fourth quarter of 2007 and at the start of 2008. We have retained this approach in the second quarter, and our initial prediction that the market recovery would only be short-lived has since been confirmed. Apart from our intended reductions, the decrease was also due to negative stock market developments in connection with foreign currency and share price losses, which continued toward the end of the second quarter in particular.

At market value, our equity portfolio (including investments in affiliated and associated enterprises) represents 11.4% of our overall investment portfolio. However, because we have hedged this portfolio to a large extent using derivatives, our economic exposure to equities accounts for only 6.8% (10.8%) of our investments at market value. Expressed as a percentage of adjusted equity[2], the volume of investments in equities – minus derivatives, policyholders' bonuses and deferred taxes – is 36%. Proceeding from a percentage of 51% at the end of the previous year, our dependence on the stock market has thus been significantly reduced in the current financial year.

Our investment strategy is founded on a holistic approach of asset-liability management, in which the structure of our liabilities plays a key role. The characteristics of the payment obligations from insurance business, including their dependence on economic factors such as interest rates, currency and inflation, determine the investments selected. This cushions our assets somewhat against the effect of capital market fluctuations.

Furthermore, our investment strategy is committed to the principle of sustainability. We aim to invest at least 80% of the market value of our investments in assets which are included in a sustainability index or satisfy generally recognised sustainability criteria.

Net unrealised gains based on the market valuation of our securities available for sale totalled €1.7bn (6.7bn) at the end of the six-month period (see table on page 44).

We posted net unrealised losses on fixed-interest securities of €1.7bn (0.0bn). This was due chiefly to higher interest rates in the second quarter and the consequential price losses suffered even by low-risk long-term securities. The effects of the slight decline in interest rates in the first quarter were more than offset.

Moderate interest rate increases offer us an opportunity to increase the average return in the long term by making new investments, and actually benefit us in the long run despite the current losses in value in our existing investment portfolio. This applies especially to our life primary insurers for whom it is particularly important to generate high regular income on a constant basis in order to cover the interest rates guaranteed to their clients.

Net unrealised gains and losses on non-fixed-interest securities available for sale decreased by €3.2bn to €3.5bn (6.7bn) in the first half of 2008. This is fundamentally a consequence of the price corrections on the stock markets, which intensified again following a temporary recovery. Protection of unrealised gains is provided by hedging parts of our equity portfolio with derivatives against fluctuations in value.

[2] Disregarding minority interests and goodwill and including net off-balance-sheet reserves.

Valuation reserves not recognised in the balance sheet

		Valuation reserves	Fair value	Carrying amount	Valuation reserves	Fair value	Carrying amount
	€m	30.6.2008	30.6.2008	30.6.2008	31.12.2007	31.12.2007	31.12.2007
Land and buildings[1]		1,384	7,354	5,970	1,556	7,547	5,991
Associates		400	1,327	927	337	1,277	940
Loans		-2,178	36,677	38,855	-1,323	34,179	35,502
Other securities		-2	160	162	–	200	200
Total		-396	45,518	45,914	570	43,203	42,633

[1] Including owner-occupied property.

The **off-balance-sheet valuation reserves** in the table mainly derive from loans recognised in the balance sheet at amortised cost, owner-occupied and investment property, and investments in associates. As at 30 June 2008, the valuation reserves on our investments (excluding owner-occupied property) were negative on balance at –€0.6bn (0.3bn).

In connection with our loan portfolio, almost 100% of which is held by our primary insurers, there are hidden negative valuation differences of €2,178m (1,323m). After a slight decrease in interest rates in the first quarter, second-quarter yields picked up strongly again. The resulting rise in net negative valuation differences as at 30 June 2008 on our investments in loans could not be offset by our valuation reserves on real estate and other investments totalling €1,782m.

Assets under management for third parties

		30.6.2008	31.12.2007
Third-party investments	€bn	8.2	9.2

		Q1–2 2008	Q1–2 2007	Q2 2008	Q2 2007
Group asset management result	€m	34	47	9	13

MEAG MUNICH ERGO AssetManagement GmbH is the asset manager of Munich Re and the ERGO Insurance Group. In addition to its function as asset manager for the Group, MEAG also offers its expertise to private and institutional clients.

The difficult situation persisting on the capital markets has caused sustained uncertainty amongst investors and led to noticeable restraint, particularly where new investments are concerned. The monies managed in private-client business have decreased to €2.2bn (2.5bn) due to the negative capital market trend affecting equities and bonds alike.

MEAG's assets under management for institutional clients decreased to €6.0bn (6.7bn) owing to sales of fund units to realise gains generated by MEAG on the global real-estate markets.

The assets managed by PICC Asset Management Company Ltd. (PAMC), Shanghai, in which MEAG has a 19% stake, displayed a substantial increase to €8.2bn (6.4bn) due to brisk business development at PICC (People's Insurance Company of China).

Prospects

- Premium income of €36.0–37.5bn expected
- Reinsurance market still attractive, but selective underwriting approach required
- Consolidated result expected to be below envisaged range of €3.0–3.4bn, but well above €2bn
- Earnings target of at least €18 per share by 2010 confirmed

There are various reasons why the quarterly results of insurance companies, including Munich Re, are not a suitable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. And finally, gains and losses on the disposal of investments and write-downs of investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than pointers to the result for the year that may be expected.

Reinsurance

In a market determined by increasing price competition, we are adhering to our results-oriented approach. We aim for growth only where it is profitable.

In **life reinsurance**, we expect premium income to decline in 2008 owing to agreed reductions of several reinsurance treaties with large premium volumes but low margins. We intend to achieve EEV earnings of 8–9% in relation to the value of the business in force at the beginning of the year by writing attractive new business and developing the business already written according to plan.

There are many avenues for growth with various business models in the field of **healthcare**. It is no longer sufficient merely to accept risks in health business. The Munich Re Group offers services along the entire value chain, from risk assessment in insurance and reinsurance to risk management and services in the health sector. We thus develop sustainable solutions that ensure good healthcare at reasonable cost. We will further intensify the close cooperation between Munich Re and DKV in selected foreign markets and leverage synergies.

Property-casualty reinsurance is influenced by cycle-oriented market developments. One form of our cycle management is to agree differential terms – conditions which differ from those of the other reinsurers participating and recognise our particular contribution to that individual client's value creation process. Our financial solidity and acknowledged risk expertise are rewarded by our clients in the form of better prices and conditions than those granted to the rest of the market.

The property-casualty reinsurance **renewals at 1 January and 1 April 2008**, involving around 75% of our property-casualty treaty business, were satisfying overall, despite the recently observed pressure on prices.

With a volume of approximately €1.1bn, the **renewals at 1 July 2008** concerned around 10% of total annually renewable treaty business (mainly from the USA, Latin America and Australia). All in all, the renewals proved satisfactory. Generally, the trend towards pressure on prices is continuing but price development varied considerably between markets and classes of business. In Australia, for instance, higher prices were obtained than in the previous year's renewals. In line with our cycle management, we withdrew from business that did not satisfy our pricing requirements. Free capacities were assigned to segments where we can achieve our return targets. Altogether, we consider a reduction of nearly 9% in the total renewable premium volume to be acceptable.

It remains to be seen what effect the worldwide capital market turmoil will have on the insurance industry as a whole. As a group that is well-positioned despite the current difficult market conditions, we are nevertheless confident of having a good platform for the **renewals as at 1 January 2009**. We will firmly adhere to our principle of writing only business that satisfies our price requirements and we are prepared, if need be, to accept a significant reduction in business volume in order to secure profitability.

On 23 May 2008, Munich Re's subsidiary **Münchener Rück do Brasil Resseguradora S.A.** became the first foreign reinsurer to be granted a licence to operate as a local reinsurer in Brazil. With a premium income from primary insurance of approximately US$ 27bn, Brazil is by far the most important insurance market in Latin America. Given the liberalisation of the country's insurance market and its overall economic development, we project that the demand for reinsurance solutions will increase distinctly. Thanks to our local licence, we are one of the few market players with preferred access to the national reinsurance market's attractive business opportunities.

Subject to approval by the competent authorities, Munich Re will acquire a further 15.1% stake in **Global Aerospace Underwriting Managers Limited** (GAUM). GAUM writes aviation and space business worldwide on behalf of five primary insurers and reinsurers (GAUM pool). By increasing its stake in GAUM from 24.9% to 40%, Munich Re aims to expand its profitable business in these sectors.

Our overall goal is to post an **annual profit** in reinsurance of well over €1.7bn. Despite the satisfactory performance of our operative business, however, we are unlikely to achieve the previously envisaged annual profit of €2.7–2.9bn, given the continuing adverse situation on the stock markets. To the projected result must be added dividend income of nearly €1bn that Munich Reinsurance Company, as parent company of the Munich Re Group, received from ERGO. This income is eliminated in the consolidation of the Group financial statement segments and therefore does not influence the Group's total result.

If exchange rates remain stable, our **gross premium volume** should range between €20.0bn and €21.0bn. The slight year-on-year decline is attributable to exchange-rate developments and our deliberate policy of refraining from volume-oriented growth in a softening market.

In property-casualty reinsurance business, we aim for a **combined ratio** of 98% based on a loss burden from natural catastrophes of 6.5%. In view of the high natural catastrophe and man-made losses in the first quarter of 2008, loss expenditure in the first half year was greater than expected, despite the positive major-loss experience in the second quarter of 2008. We will thus only be able to meet our target if random losses in the second half of 2008 remain below our expectations.

Primary insurance

The ERGO Insurance Group will take over **Europäische Reiseversicherung** and **Mercur Assistance** from Munich Re as at 1 January 2009. With the integration of these companies, ERGO will create a centre of competence providing the full range of insurance and assistance products related to travel.

ERGO has increased its stake in **MediClin AG**. It now holds more than 30% of the voting rights and will make MediClin's shareholders an offer of €2.50 per share. ERGO continues to see the stake in MediClin AG purely as an investment but would like to manage it more actively.

In **life insurance** total premium income is likely to grow moderately. In new business, we anticipate higher single premiums and increased regular premiums, above all in annuity business and unit-linked life insurance. With the fourth Riester subsidisation stage in force, a rise in premium from Riester pension business is also expected.

As at 1 October 2008, ERGO will acquire a majority stake in the life insurer **Bank Austria Creditanstalt Versicherung** (BACAV) from Wiener Städtische Versicherung AG. Wiener Städtische will sell its total shareholding of 61% in BACAV to ERGO, subject to the usual approvals by the authorities. ERGO is thus raising its stake from 29% to 90%, with the UniCredit subsidiary Bank Austria retaining the other 10%. ERGO's involvement is part of the successful partnership already established between ERGO and the UniCredit Group in Germany and currently being built up in central and eastern Europe.

At the beginning of May 2008, ERGO entered into a joint venture for life insurance business with the HERO Group of India.The licensing process is still pending.This joint venture by the name of **HERO ERGO Life insurance Company Ltd.** is scheduled to commence operations and write life insurance contracts from the second quarter of 2009 onwards.

We project good growth for **health insurance**. In Germany, we aim to grow moderately, although we are proceeding on the assumption that comprehensive health insurance will decline due to the heath reform and, in particular, to the three-year waiting period. In international business, we anticipate double-digit growth rates.

In **life and health primary business**, it is our objective to achieve EEV earnings of between 8% and 9% in relation to the value of the business in force at the beginning of the year.

In **property-casualty insurance and legal expenses insurance**, premium income should increase appreciably, mainly owing to strong growth in international business. Growth in non-German business should also result from the acquisition of ERGO Daum Direct in Korea, which in the second quarter of 2008 alone posted gross premiums written of €38m. Our German business should also show moderate growth in 2008, although the market as a whole is expected to stagnate. As far as the result is concerned, we anticipate that we will be able to keep the combined ratio for property-casualty business (including legal expenses insurance) at the excellent level of under 95%.

ERGO's **total premium income** should rise by 3–4.5% in 2008 to approximately €18bn.The **gross premiums written** by our primary insurers, which in addition to the ERGO Insurance Group include Europäische Reiseversicherung and the Watkins Syndicate, should reach between €17.5bn and €18.0bn in 2008, thus exceeding last year's figure of €17.3bn. Our goal is to post an annual profit in primary insurance of over €500m. Despite the good performance of our operative business, we are unlikely, however, to achieve the previously envisaged annual profit of €600–800m, given a continuation of the bearish stock markets.

ERGO is adhering to its longer-term objectives: By 2012, its profit on a sustained basis – that is, excluding exceptionally good or exceptionally adverse capital markets – is to increase to €900m. In addition to its ambitious growth targets, ERGO has also set itself ambitious cost targets. To achieve them, it has analysed the work processes in its group of companies and has systematically determined numerous fields of action for cost savings and quality improvements. In total, a savings potential of around €180m on office and personnel expenses has been identified. The savings on the personnel expenses side mean a reduction of 1,570 jobs throughout Germany by 2010. In addition, another 360 vacant positions are to be cut, amounting to a total reduction of 1,930 jobs.

Munich Re Group

In the period May 2007 to the end of 2010, we intend to return no less than €8bn to our shareholders, with share buy-back programmes accounting for at least €5bn of this. After concluding the 2007/2008 share buy-back programme for a total of €2bn in January 2008, we continued to pursue our active **capital management** by repurchasing further shares in May 2008 (2008/2009 share buy-back programme). By the end of July 2008, we had bought back 4.3 million Munich Re shares worth €0.5bn. This volume is to be increased up to at least €1bn before the Annual General Meeting on 22 April 2009. For this purpose, put options on 1.3 million Munich Re shares (with expiration date October 2008) were sold in February 2008.

By reducing the number of shares issued and improving our profit, we will be able to boost our earnings per share by an average of 10% annually to at least €18 by 2010. Our intention in 2009 is to pay our shareholders a dividend of at least 25% of the IFRS consolidated result for the financial year 2008, but no less than €1bn. Furthermore, the dividend per share in 2009 will amount to a minimum of €5.50, thus attaining at least the same high level as in 2008.

Measures such as the planned merger of Münchener Rück Italia S.p.A. into the Munich Reinsurance Company or ERGO's special dividend for the 2007 financial year are geared to enhancing the Group's capital position. We are aiming for a lean but always sufficient capitalisation of our operational units and a very strong capital position for our parent. As a result, the fungibility and efficiency of the Group's deployment of capital will increase. At the same time, this capital management is an important basis for our cycle management and our disciplined underwriting policy in primary insurance and reinsurance. The clear focus on profitability and capital management with high dividends and share buy-backs is part of our Changing Gear initiative, which we are pursuing with great vigour.

For the current financial year 2008, we project that **gross premiums** written in primary insurance and reinsurance will range between €36.0bn and €37.5bn provided that exchange rates develop more stably in 2008 than in the past financial year.

The goal for our **investments** is a sustained return of around 4.5% of their average market values, subject to the development of the capital markets. The rise in risk-free interest rates and risk spreads is taking effect only gradually in the form of increased earnings in our medium and long-term fixed-interest securities portfolio. Initially, expenses in respect of write-downs for our equity portfolio and low net gains on disposals are having a distinctly negative impact on our result. Given that inflation is on the rise and economic growth is decelerating, further declines in share prices cannot be ruled out. And even if prices levels remain constant, additional write-downs for equities are anticipated for the further course of the year, since some items do not have to be written down until the share price at the valuation date has been below the

historical acquisition costs for a period of six months. In view of the burdens already incurred and possibly still to come, we consider a return on investment of less than 4.0% to be likely.

Our most important objective continues to be the profitability of the capital deployed, with a sustained return on risk-adjusted capital (RORAC) of at least 15%. We expect the **consolidated profit for the year** (subject to major-loss incidence and capital market developments) to be well over €2bn but below the previously envisaged annual profit of €3.0–3.4bn. On the basis of our capitalisation at the turn of the year 2007/2008, this is equivalent to a RORAC well in excess of 10% and a return on equity of well above 8%.

Against the background of the current market environment, the main components of Changing Gear – active cycle management, innovative business initiatives and high payouts to shareholders – are the right answer. In this way we will continue to create added value for our clients, shareholders and staff.

The statements relating to opportunities and risks as presented in the Munich Re Group's Annual Report 2007 apply unchanged.

Interim consolidated financial statements
Consolidated balance sheet as at 30 June 2008

Assets				31.12.2007	Change	
	€m	€m	€m	€m	€m	%
A. Intangible assets						
I. Goodwill		3,364		3,135	229	7.3
II. Other intangible assets		1,420		1,142	278	24.3
			4,784	4,277	507	11.9
B. Investments						
I. Land and buildings, including buildings on third-party land		3,671		3,753	−82	−2.2
Thereof: Investment property held for sale			16	78	−62	−79.5
II. Investments in affiliated companies and associates		1,164		1,168	−4	−0.3
III. Loans		38,855		35,502	3,353	9.4
IV. Other securities						
1. Held to maturity	162			200	−38	−19.0
2. Available for sale	109,309			119,034	−9,725	−8.2
3. Held for trading	2,198			1,280	918	71.7
		111,669		120,514	−8,845	−7.3
V. Deposits retained on assumed reinsurance		6,605		8,206	−1,601	−19.5
VI. Other investments		2,165		4,833	−2,668	−55.2
			164,129	173,976	−9,847	−5.7
C. Investments for the benefit of life insurance policyholders who bear the investment risk			2,114	2,178	−64	−2.9
D. Ceded share of technical provisions			5,065	5,626	−561	−10.0
E. Receivables						
I. Current tax receivables		813		751	62	8.3
II. Other receivables		8,833		8,636	197	2.3
			9,646	9,387	259	2.8
F. Cash at bank, cheques and cash in hand			2,996	2,505	491	19.6
G. Deferred acquisition costs						
Gross		8,617		8,388	229	2.7
Ceded share		127		86	41	47.7
Net			8,490	8,302	188	2.3
H. Deferred tax assets			4,668	4,619	49	1.1
Thereof: Deferred tax assets relating to disposal groups			–	3	−3	−100.0
I. Other assets			4,055	3,383	672	19.9
Thereof: Owner-occupied property held for sale			–	–	–	–
Total assets			**205,947**	**214,253**	**−8,306**	**−3.9**

Equity and liabilities			31.12.2007		Change
	€m	€m	€m	€m	%
A. Equity					
I. Issued capital and capital reserve	7,388		7,388	–	–
II. Retained earnings	11,574		9,781	1,793	18.3
III. Other reserves	723		3,934	–3,211	–81.6
IV. Consolidated result attributable to Munich Re equity holders	1,374		3,854	–2,480	–64.3
V. Minority interests	413		501	–88	–17.6
		21,472	25,458	–3,986	–15.7
B. Subordinated liabilities		4,833	4,877	–44	–0.9
C. Gross technical provisions					
I. Unearned premiums	6,797		5,719	1,078	18.8
II. Provision for future policy benefits	94,681		94,935	–254	–0.3
III. Provision for outstanding claims	43,693		44,564	–871	–2.0
IV. Other technical provisions	8,237		10,536	–2,299	–21.8
Thereof: Provision for deferred premium refunds relating to disposal groups	–81		–172	91	52.9
		153,408	155,754	–2,346	–1.5
D. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders		2,254	2,308	–54	–2.3
E. Other accrued liabilities		2,701	2,793	–92	–3.3
F. Liabilities					
I. Bonds and notes issued	317		341	–24	–7.0
II. Deposits retained on ceded business	2,041		2,231	–190	–8.5
III. Current tax liabilities	2,496		2,634	–138	–5.2
IV. Other liabilities	9,328		10,762	–1,434	–13.3
Thereof: Amounts due to banks relating to disposal groups	19		19	–	–
		14,182	15,968	–1,786	–11.2
G. Deferred tax liabilities		7,097	7,095	2	0.0
Thereof: Deferred tax liabilities relating to disposal groups		–	1	–1	–100.0
Total equity and liabilities		**205,947**	**214,253**	**–8,306**	**–3.9**

Consolidated income statement for the period 1 January to 30 June 2008

Items	Q1–2 2008	Q1–2 2008	Q1–2 2008	Q1–2 2007		Change
	€m	€m	€m	€m	€m	%
Gross premiums written	18,857			18,928	–71	–0.4
1. Earned premiums						
Gross	17,925			18,406	–481	–2.6
Ceded	680			751	–71	–9.5
Net		17,245		17,655	–410	–2.3
2. Investment result						
Investment income	8,423			7,670	753	9.8
Investment expenses	5,160			2,024	3,136	154.9
Total		3,263		5,646	–2,383	–42.2
Thereof: Income from associates		53		60	–7	–11.7
3. Other income		1,662		1,019	643	63.1
Total income (1–3)			**22,170**	24,320	–2,150	–8.8
4. Net expenses for claims and benefits						
Gross	14,445			16,383	–1,938	–11.8
Ceded share	422			394	28	7.1
Net		14,023		15,989	–1,966	–12.3
5. Operating expenses						
Gross	4,314			4,560	–246	–5.4
Ceded share	102			220	–118	–53.6
Net		4,212		4,340	–128	–2.9
6. Other expenses		1,761		1,143	618	54.1
Total expenses (4–6)			**19,996**	21,472	–1,476	–6.9
7. Result before impairment losses of goodwill			2,174	2,848	–674	–23.7
8. Impairment losses of goodwill			–	–	–	–
9. Operating result			**2,174**	2,848	–674	–23.7
10. Finance costs			181	149	32	21.5
11. Taxes on income			587	567	20	3.5
12. Consolidated result			**1,406**	2,132	–726	–34.1
Thereof: Attributable to Munich Re equity holders Attributable to minority interests			1,374 32	2,098 34	–724 –2	–34.5 –5.9
			€	€	€	%
Earnings per share			**6.73**	9.54	–2.81	–29.5

Consolidated income statement for the period 1 April to 30 June 2008

Items	Q2 2008	Q2 2008	Q2 2008	Q2 2007		Change
	€m	€m	€m	€m	€m	%
Gross premiums written	9,013			8,908	105	1.2
1. Earned premiums						
Gross	9,055			9,263	−208	−2.2
Ceded	357			402	−45	−11.2
Net		8,698		8,861	−163	−1.8
2. Investment result						
Investment income	3,896			3,685	211	5.7
Investment expenses	2,320			1,200	1,120	93.3
Total		1,576		2,485	−909	−36.6
Thereof: Income from associates		6		39	−33	−84.6
3. Other income		613		607	6	1.0
Total income (1–3)			**10,887**	11,953	−1,066	−8.9
4. Net expenses for claims and benefits						
Gross	7,352			7,736	−384	−5.0
Ceded share	264			168	96	57.1
Net		7,088		7,568	−480	−6.3
5. Operating expenses						
Gross	2,155			2,365	−210	−8.9
Ceded share	51			142	−91	−64.1
Net		2,104		2,223	−119	−5.4
6. Other expenses		672		627	45	7.2
Total expenses (4–6)			**9,864**	10,418	−554	−5.3
7. Result before impairment losses of goodwill			1,023	1,535	−512	−33.4
8. Impairment losses of goodwill			–	–	–	–
9. Operating result			**1,023**	1,535	−512	−33.4
10. Finance costs			95	79	16	20.3
11. Taxes on income			307	298	9	3.0
12. Consolidated result			621	1,158	−537	−46.4
Thereof: Attributable to Munich Re equity holders			599	1,140	−541	−47.5
Attributable to minority interests			22	18	4	22.2
			€	€	€	%
Earnings per share			**2.94**	5.22	−2.28	−43.7

Consolidated income statement (quarterly breakdown)

Items	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
	€m	€m	€m	€m	€m	€m
Gross premiums written	9,013	9,844	9,186	9,148	8,908	10,020
1. Earned premiums						
Gross	9,055	8,870	9,630	9,151	9,263	9,143
Ceded	357	323	378	383	402	349
Net	8,698	8,547	9,252	8,768	8,861	8,794
2. Investment result						
Investment income	3,896	4,527	3,776	3,625	3,685	3,985
Investment expenses	2,320	2,840	2,140	1,635	1,200	824
Total	1,576	1,687	1,636	1,990	2,485	3,161
Thereof: Income from associates	6	47	-6	210	39	21
3. Other income	613	1,049	804	553	607	412
Total income (1-3)	**10,887**	**11,283**	11,692	11,311	11,953	12,367
4. Net expenses for claims and benefits						
Gross	7,352	7,093	7,472	7,462	7,736	8,647
Ceded share	264	158	269	180	168	226
Net	7,088	6,935	7,203	7,282	7,568	8,421
5. Operating expenses						
Gross	2,155	2,159	2,448	2,263	2,365	2,195
Ceded share	51	51	66	107	142	78
Net	2,104	2,108	2,382	2,156	2,223	2,117
6. Other expenses	672	1,089	998	741	627	516
Total expenses (4-6)	**9,864**	**10,132**	10,583	10,179	10,418	11,054
7. Result before impairment losses of goodwill	1,023	1,151	1,109	1,132	1,535	1,313
8. Impairment losses of goodwill	–	–	11	–	–	–
9. Operating result	**1,023**	**1,151**	1,098	1,132	1,535	1,313
10. Finance costs	95	86	95	89	79	70
11. Taxes on income	307	280	414	-173	298	269
12. Consolidated result	621	785	589	1,216	1,158	974
Thereof: Attributable to Munich Re equity holders	599	775	560	1,196	1,140	958
Attributable to minority interests	22	10	29	20	18	16
	€	€	€	€	€	€
Earnings per share	**2.94**	3.79	2.68	5.63	5.22	4.32

Condensed statement of recognised income and expense for the period 1 January to 30 June 2008

	Q1–2 2008	Q1–2 2007
	€m	€m
Consolidated result	**1,406**	2,132
Currency translation	–520	–54
Unrealised gains and losses on investments	–2,771	–772
Change resulting from valuation at equity	4	–12
Change resulting from cash flow hedges	–1	–2
Actuarial gains and losses on defined benefit plans	17	12
Change in consolidated group	23	4
Other changes	–6	10
Income and expense recognised directly in equity	**–3,254**	–814
Total recognised income and expense	**–1,848**	1,318
Thereof:		
Attributable to Munich Re equity holders	–1,822	1,309
Attributable to minority interests	–26	9
Changes in accordance with IAS 8	–	–7

Group statement of changes in equity

	Equity attributable to Munich Re equity holders								Minority interests	Total equity
	Issued capital	Capital reserve	Retained earnings		Other reserves			Consoli-dated result		
€m			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2006	588	6,800	9,860	–460	6,241	–626	14	3,425	478	26,320
Allocation to retained earnings	–	–	2,437	–	–	–	–	–2,437	–	–
Total recognised income and expense	–	–	19	–	–750	–56	–2	2,098	9	1,318
Thereof: Adjustments pursuant to IAS 8	–	–	–	–	–	1	–	–7	–1	–7
Dividend	–	–	–	–	–	–	–	–988	–18	–1,006
Share buy-backs	–	–	–	–1,302	–	–	–	–	–	–1,302
Retirement of own shares	–	–	–1,500	1,500	–	–	–	–	–	–
Status at 30.6.2007	588	6,800	10,816	–262	5,491	–682	12	2,098	469	25,330
Status at 31.12.2007	588	6,800	11,046	–1,265	5,095	–1,161	–	3,854	501	25,458
Allocation to retained earnings	–	–	2,736	–	–	–	–	–2,736	–	–
Total recognised income and expense	–	–	15	–	–2,697	–513	–1	1,374	–26	–1,848
Thereof: Adjustments pursuant to IAS 8	–	–	–	–	–	–	–	–	–	–
Dividend	–	–	–	–	–	–	–	–1,118	–62	–1,180
Share buy-backs	–	–	–	–958	–	–	–	–	–	–958
Retirement of own shares	–	–	–1,498	1,498	–	–	–	–	–	–
Status at 30.6.2008	588	6,800	12,299	–725	2,398	–1,674	–1	1,374	413	21,472

Condensed consolidated cash flow statement for the period 1 January to 30 June 2008

	Q1–2 2008 €m	Q1–2 2007 €m
Consolidated result	**1,406**	2,132
Net change in technical provisions	–308	3,246
Change in deferred acquisition costs	–128	–233
Change in deposits retained and accounts receivable and payable	1,332	572
Change in other receivables and liabilities	–83	1,508
Gains and losses on the disposal of investments	–876	–2,013
Change in securities held for trading	609	–407
Change in other balance sheet items	–621	37
Other income/expenses without impact on cash flow	1,556	346
I. Cash flows from operating activities	**2,887**	5,188
Inflows from the sale of consolidated companies	–	70
Outflows for the acquisition of consolidated companies	932	60
Change from the acquisition, sale and maturities of other investments	1,803	–3,765
Change from the acquisition and sale of investments for unit-linked life insurance	–151	–151
Other	5	116
II. Cash flows from investing activities	**725**	–3,790
Inflows from increases in capital	–	–
Outflows for share buy-backs	813	1,302
Dividend payments	1,180	1,006
Change from other financing activities	–1,081	1,510
III. Cash flows from financing activities	**–3,074**	–798
Cash flows for the financial year (I + II + III)	**538**	600
Effect of exchange rate changes on cash	–47	–4
Cash at the beginning of the financial year	2,505	2,172
Cash at the end of the financial year	2,996	2,768

Segment reporting

Segment assets

				Reinsurance	
		Life and health		Property-casualty	
	€m	30.6.2008	31.12.2007	30.6.2008	31.12.2007
A. Intangible assets		392	338	1,717	1,240
B. Investments					
I. Land and buildings, including buildings on third-party land		392	452	685	649
Thereof: Investment property held for sale		–	–	–	–
II. Investments in affiliated companies and associates		2,203	2,480	3,694	3,427
III. Loans		540	235	888	308
IV. Other securities					
1. Held to maturity		–	–	–	–
2. Available for sale		10,347	11,146	42,409	48,009
3. Held for trading		296	104	812	494
		10,643	11,250	43,221	48,503
V. Deposits retained on assumed reinsurance		9,795	11,082	1,431	1,714
VI. Other investments		189	609	629	1,206
		23,762	26,108	50,548	55,807
C. Investments for the benefit of life insurance policyholders who bear the investment risk		–	–	–	–
D. Ceded share of technical provisions		494	764	2,619	3,024
E. Other segment assets		6,005	5,833	9,295	8,394
Thereof: Other segment assets relating to disposal groups		–	–	–	–
Total segment assets		30,653	33,043	64,179	68,465

			Primary insurance		Asset management		Consolidation			Total
	Life and health		Property-casualty							
	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007
	1,653	1,666	1,013	1,024	11	11	−2	−2	4,784	4,277
	2,444	2,501	92	94	59	58	−1	−1	3,671	3,753
	–	42	–	20	16	16	–	–	16	78
	546	559	3,221	3,132	95	99	−8,595	−8,529	1,164	1,168
	38,181	35,130	1,933	1,720	1	7	−2,688	−1,898	38,855	35,502
	156	192	6	8	–	–	–	–	162	200
	50,429	53,655	6,045	6,197	79	27	–	–	109,309	119,034
	712	380	378	302	–	–	–	–	2,198	1,280
	51,297	54,227	6,429	6,507	79	27	–	–	111,669	120,514
	291	278	18	18	–	–	−4,930	−4,886	6,605	8,206
	687	2,346	693	602	183	455	−216	−385	2,165	4,833
	93,446	95,041	12,386	12,073	417	646	−16,430	−15,699	164,129	173,976
	2,114	2,178	–	–	–	–	–	–	2,114	2,178
	6,703	6,612	1,578	1,489	–	–	−6,329	−6,263	5,065	5,626
	12,109	12,011	4,277	4,287	115	118	−1,946	−2,447	29,855	28,196
	–	2	–	1	–	–	–	–	–	3
	116,025	117,508	19,254	18,973	543	775	−24,707	−24,411	205,947	214,253

Segment reporting

Segment equity and liabilities

			Reinsurance	
	Life and health		Property-casualty	
€m	30.6.2008	31.12.2007	30.6.2008	31.12.2007
A. Subordinated liabilities	1,664	1,910	2,789	2,584
B. Gross technical provisions				
I. Unearned premiums	189	186	4,681	4,080
II. Provision for future policy benefits	13,482	14,668	278	748
III. Provision for outstanding claims	3,644	3,653	33,764	34,783
IV. Other technical provisions	817	850	134	274
Thereof: Provision for deferred premium refunds relating to disposal groups	–	–	–	–
	18,132	19,357	38,857	39,885
C. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders	–	–	–	–
D. Other accrued liabilities	234	302	519	477
E. Other segment liabilities	3,999	5,182	7,404	8,004
Thereof: Other segment liabilities relating to disposal groups	–	–	–	–
Total segment liabilities	24,029	26,751	49,569	50,950

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007
	33	–	412	393	–	–	–65	–10	4,833	4,877
	142	104	2,169	1,613	–	–	–384	–264	6,797	5,719
	85,404	83,958	330	310	–	–	–4,813	–4,749	94,681	94,935
	2,145	2,186	5,007	4,917	–	–	–867	–975	43,693	44,564
	7,413	9,554	126	122	–	–	–253	–264	8,237	10,536
	–81	–172	–	–	–	–	–	–	–81	–172
	95,104	95,802	7,632	6,962	–	–	–6,317	–6,252	153,408	155,754
	2,254	2,308	–	–	–	–	–	–	2,254	2,308
	762	767	1,237	1,287	34	44	–85	–84	2,701	2,793
	14,111	14,381	5,168	4,421	320	512	–9,723	–9,437	21,279	23,063
	–	1	–	–	19	19	–	–	19	20
	112,264	113,258	14,449	13,063	354	556	–16,190	–15,783	184,475	188,795
							Equity		21,472	25,458
							Total equity and liabilities		205,947	214,253

Segment reporting

Segment income statement 1.1.–30.6.2008

	Reinsurance			
	Life and health		Property-casualty	
€m	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007
Gross premiums written	3,393	3,658	7,290	7,335
Thereof:				
From insurance transactions with other segments	353	355	426	513
From insurance transactions with external third parties	3,040	3,303	6,864	6,822
1. Earned premiums				
Gross	3,380	3,652	6,794	7,194
Ceded	128	134	355	371
Net	3,252	3,518	6,439	6,823
2. Investment result				
Investment income	1,368	1,078	4,197	2,749
Investment expenses	524	251	2,307	928
Total	844	827	1,890	1,821
Thereof:				
Income from associates	3	1	14	11
3. Other income	296	164	617	336
Total income (1–3)	4,392	4,509	8,946	8,980
4. Expenses for claims and benefits				
Gross	2,649	2,902	4,821	4,996
Ceded share	70	72	200	214
Net	2,579	2,830	4,621	4,782
5. Operating expenses				
Gross	860	926	1,909	2,116
Ceded share	33	29	84	166
Net	827	897	1,825	1,950
6. Other expenses	296	203	622	410
Total expenses (4–6)	3,702	3,930	7,068	7,142
7. Result before impairment losses of goodwill	690	579	1,878	1,838
8. Impairment losses of goodwill	–	–	–	–
9. Operating result	690	579	1,878	1,838
10. Finance costs	57	49	111	86
11. Taxes on income	82	129	300	231
12. Consolidated result	**551**	**401**	**1,467**	**1,521**
Thereof:				
Attributable to Munich Re equity holders	551	401	1,467	1,521
Attributable to minority interests	–	–	–	–

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007
	5,658	5,665	3,313	3,148	–	–	–797	–878	18,857	18,928
	2	1	16	9	–	–	–797	–878	–	–
	5,656	5,664	3,297	3,139	–	–	–	–	18,857	18,928
	5,614	5,620	2,810	2,658	–	–	–673	–718	17,925	18,406
	421	439	449	525	–	–	–673	–718	680	751
	5,193	5,181	2,361	2,133	–	–	–	–	17,245	17,655
	3,517	3,746	434	470	35	57	–1,128	–430	8,423	7,670
	2,170	822	172	58	6	3	–19	–38	5,160	2,024
	1,347	2,924	262	412	29	54	–1,109	–392	3,263	5,646
	–	32	13	3	23	13	–	–	53	60
	766	552	302	289	141	183	–460	–505	1,662	1,019
	7,306	8,657	2,925	2,834	170	237	–1,569	–897	22,170	24,320
	5,789	7,473	1,673	1,580	–	–	–487	–568	14,445	16,383
	272	289	268	294	–	–	–388	–475	422	394
	5,517	7,184	1,405	1,286	–	–	–99	–93	14,023	15,989
	842	865	898	865	–	–	–195	–212	4,314	4,560
	75	114	116	126	–	–	–206	–215	102	220
	767	751	782	739	–	–	11	3	4,212	4,340
	779	518	449	403	126	169	–511	–560	1,761	1,143
	7,063	8,453	2,636	2,428	126	169	–599	–650	19,996	21,472
	243	204	289	406	44	68	–970	–247	2,174	2,848
	–	–	–	–	–	–	–	–	–	–
	243	204	289	406	44	68	–970	–247	2,174	2,848
	–	1	12	12	1	2	–	–1	181	149
	125	104	71	83	9	19	–	1	587	567
	118	99	206	311	34	47	–970	–247	1,406	2,132
	104	87	188	290	34	46	–970	–247	1,374	2,098
	14	12	18	21	–	1	–	–	32	34

Segment reporting

Segment income statement 1.4.–30.6.2008

	Reinsurance			
	Life and health		Property-casualty	
€m	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Gross premiums written	1,715	1,867	3,476	3,306
Thereof:				
From insurance transactions with other segments	158	171	166	144
From insurance transactions with external third parties	1,557	1,696	3,310	3,162
1. Earned premiums				
Gross	1,717	1,881	3,387	3,543
Ceded	54	88	199	197
Net	1,663	1,793	3,188	3,346
2. Investment result				
Investment income	718	580	2,318	1,496
Investment expenses	248	170	1,054	582
Total	470	410	1,264	914
Thereof:				
Income from associates	1	–	–12	5
3. Other income	113	104	223	217
Total income (1–3)	2,246	2,307	4,675	4,477
4. Expenses for claims and benefits				
Gross	1,378	1,505	2,267	2,203
Ceded share	55	36	94	93
Net	1,323	1,469	2,173	2,110
5. Operating expenses				
Gross	453	449	941	1,166
Ceded share	11	28	58	94
Net	442	421	883	1,072
6. Other expenses	131	119	263	235
Total expenses (4–6)	1,896	2,009	3,319	3,417
7. Result before impairment losses of goodwill	350	298	1,356	1,060
8. Impairment losses of goodwill	–	–	–	–
9. Operating result	350	298	1,356	1,060
10. Finance costs	30	26	59	45
11. Taxes on income	71	43	114	120
12. Consolidated result	249	229	1,183	895
Thereof:				
Attributable to Munich Re equity holders	249	229	1,183	895
Attributable to minority interests	[illegible]	–	–	–

		Primary insurance		Asset management		Consolidation			Total
Life and health		Property-casualty							
Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
2,801	2,810	1,367	1,245	–	–	–346	–320	9,013	8,908
1	–	21	5	–	–	–346	–320	–	–
2,800	2,810	1,346	1,240	–	–	–	–	9,013	8,908
2,825	2,831	1,442	1,359	–	–	–316	–351	9,055	9,263
194	213	226	255	–	–	–316	–351	357	402
2,631	2,618	1,216	1,104	–	–	–	–	8,698	8,861
1,682	1,683	229	149	11	30	–1,062	–253	3,896	3,685
942	427	76	32	5	1	–5	–12	2,320	1,200
740	1,256	153	117	6	29	–1,057	–241	1,576	2,485
3	28	9	2	5	4	–	–	6	39
299	300	138	135	72	77	–232	–226	613	607
3,670	4,174	1,507	1,356	78	106	–1,289	–467	10,887	11,953
3,004	3,574	911	745	–	–	–208	–291	7,352	7,736
124	120	149	142	–	–	–158	–223	264	168
2,880	3,454	762	603	–	–	–50	–68	7,088	7,568
403	441	460	426	–	–	–102	–117	2,155	2,365
21	62	69	73	–	–	–108	–115	51	142
382	379	391	353	–	–	6	–2	2,104	2,223
265	251	211	196	65	84	–263	–258	672	627
3,527	4,084	1,364	1,152	65	84	–307	–328	9,864	10,418
143	90	143	204	13	22	–982	–139	1,023	1,535
–	–	–	–	–	–	–	–	–	–
143	90	143	204	13	22	–982	–139	1,023	1,535
–	1	6	6	–	1	–	–	95	79
83	46	36	81	4	8	–1	–	307	298
60	43	101	117	9	13	–981	–139	621	1,158
48	36	91	106	9	13	–981	–139	599	1,140
12	7	10	11	–	–	–	–	22	18

Segment reporting

Investments[1]

€m	Reinsurance 30.6.2008	Reinsurance 31.12.2007	Primary insurance 30.6.2008	Primary insurance 31.12.2007	Asset management 30.6.2008	Asset management 31.12.2007	Total 30.6.2008	Total 31.12.2007
Europe	34,820	42,820	97,332	99,324	332	559	132,484	142,703
North America	23,856	23,965	3,740	3,349	18	20	27,614	27,334
Asia and Australasia	2,873	2,944	1,822	1,632	31	30	4,726	4,606
Africa, Near and Middle East	505	684	82	40	–	–	587	724
Latin America	712	678	120	109	–	–	832	787
Total	62,766	**71,091**	103,096	**104,454**	381	**609**	166,243	**176,154**

[1] After elimination of intra-Group transactions across segments.

Gross premiums written[1]

€m	Reinsurance Q1–2 2008	Reinsurance Q1–2 2007	Primary insurance Q1–2 2008	Primary insurance Q1–2 2007	Total Q1–2 2008	Total Q1–2 2007
Europe	4,654	5,122	8,785	8,657	13,439	13,779
North America	3,170	3,123	76	83	3,246	3,206
Asia and Australasia	1,107	985	72	45	1,179	1,030
Africa, Near and Middle East	417	374	18	15	435	389
Latin America	556	521	2	3	558	524
Total	9,904	**10,125**	8,953	**8,803**	18,857	**18,928**

[1] After elimination of intra-Group reinsurance across segments.

Gross premiums written[1]

€m	Reinsurance Q2 2008	Reinsurance Q2 2007	Primary insurance Q2 2008	Primary insurance Q2 2007	Total Q2 2008	Total Q2 2007
Europe	2,118	2,353	4,044	3,984	6,162	6,337
North America	1,689	1,562	51	60	1,740	1,622
Asia and Australasia	611	495	46	–	657	495
Africa, Near and Middle East	191	201	4	4	195	205
Latin America	258	247	1	2	259	249
Total	4,867	**4,858**	4,146	**4,050**	9,013	**8,908**

[1] After elimination of intra-Group reinsurance across segments.

Selected notes to the consolidated financial statements

Recognition and measurement

This quarterly report as at 30 June 2008 has been prepared in accordance with International Financial Reporting Standards (IFRSs) as applicable in the European Union. We have complied with all new and amended IFRSs and IFRIC interpretations whose application is compulsory for the first time for periods beginning on 1 January 2008. These amendments do not have any material impact.

Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2007. In accordance with IAS 34.41, greater use is made of estimation methods and planning data in preparing our quarterly figures than in our annual financial reporting.

Taxes on income in the Munich Re Group's quarterly financial statements are calculated in the same way as for the consolidated financial statements as at 31 December 2007, i.e. a direct tax calculation is made per quarterly result of the individual consolidated companies.

Changes in the consolidated group

The following disclosures regarding first-time recognition are provisional, since among other things there may still be changes in the purchase prices.

On 3 April 2008, through its subsidiary Munich-American Holding Corporation, Wilmington, Delaware, the Munich Re Group acquired 100% of the share capital of US primary insurer The Midland Company (Midland) based in Cincinnati, Ohio, for a total price of €860.8m. The purchase price includes all the incidental acquisition expenses and other charges, such as fees for consulting services and taxes incurred. Via its wholly owned subsidiary American Modern Insurance Group, Midland is a leading US specialty insurer in niche segments such as insurance for manufactured housing, motorcycles, watercraft, snowmobiles and mobile homes and also credit life insurance.

Midland's opening balance sheet at the time of acquisition includes the following IFRS figures (amounts directly prior to the business combination): intangible assets of €267.5m (35.2m), investments of €642.5m (642.5m), a ceded share of technical provisions of €89.3m (89.3m), receivables of €104.4m (104.4m), cash at banks, cheques and cash in hand of €130.8 (130.8m), deferred acquisition costs of €74.2m (74.2m), deferred tax assets of €34.0m (34.0m), other assets of €54.3m (54.3m), subordinated liabilities of €15.4m (15.4m), gross technical provisions of €466.0m (466.0m), other provisions and liabilities of €170.5m (170.5m), and deferred taxes of €138.9m (56.4m).

The income and expenses for the months of April to June have been recognised in the consolidated income statement. In these months, Midland contributed €3.3m to the consolidated result. In the whole first half of 2008, Midland posted a result of €36.2m and gross premiums written of €347.9m.

In connection with the acquisition of Midland, goodwill of €254.6m and other intangible assets of €237.5m have been recognised. The goodwill is based mainly on the exploitation of additional future business potential and the use of the sales and insurance know-how and the capital strength of the Munich Re Group. In addition, we expect cost savings from economies of scale.

On 1 April 2008, through its subsidiary Munich-American Holding Corporation, Wilmington, Delaware, the Munich Re Group acquired 100% of the share capital of Sterling Life Insurance Company (Sterling) and Olympic Health Management Systems, Inc. (Olympic) – both based in Bellingham, Washington State – at a total price of €229.3m. The purchase price includes all the incidental acquisition expenses and other charges, such as fees for consulting services and taxes incurred.

Sterling is a leading provider of health insurance benefits for seniors in the USA. The additionally acquired service company Olympic offers administration and management services for insurers. Olympic's operations currently focus on managing Sterling's business operations.

The combined opening balance sheet of Sterling and Olympic at the time of acquisition, after elimination of their reciprocal business, includes the following provisional IFRS figures (amounts directly prior to the business combination): intangible assets of €74.4m (0.6m), investments of €95.9m (95.9m), a ceded share of technical provisions of €2.3m (2.3m), cash at banks, cheques and cash in hand of €92.4m (92.4m), receivables, deferred tax assets and other assets of €26.4m (26.4m), gross technical provisions of €71.8m (71.8m), and other provisions, liabilities and deferred taxes of €28.2m (28.2m).

In connection with the acquisition of the two companies, goodwill of €37.9m and other intangible assets of €73.8m have been recognised. The goodwill is based mainly on the exploitation of additional future business potential and the use of the sales, marketing and insurance know-how of the Munich Re Group.

The income and expenses for the months April to June 2008 have been recognised in the consolidated income statement. During this period, Sterling and Olympic contributed €1.1m to the consolidated result for the first half of 2008. In the whole first half of 2008, Sterling and Olympic posted gross premiums written of €323.5m and a result of –€1.1m.

As at 28 March 2008, we acquired 65% of the share capital of ERGO Daum Direct Auto Insurance Co., Seoul, for a price of €68.9m. This price, which includes all the incidental acquisition expenses and other charges, such as fees for consulting services and taxes incurred, was paid in part as a capital increase.

ERGO Daum Direct has an exceptional competitive position in the South Korean direct motor insurance market and is the country's second-largest motor insurer.

The opening balance sheet at the time of acquisition includes the following IFRS figures (amounts directly prior to the business combination): intangible assets of €26.4m (1.8m), investments of €112.2m (112.1m), a ceded share of technical provisions of €55.0m (52.1m), other assets of €49.7m (48.2m), gross technical provisions of €120.7m (116.0m), and other liabilities of €58.8m (52.1m).

In connection with the acquisition of the shareholding in ERGO Daum Direct Auto Insurance, goodwill of €26.3m and other intangible assets of €24.6m have been recognised. The goodwill and other intangible assets are based on our expectations regarding the company's profitability and growth potential, deriving in particular from the company's good reputation and brand, experienced management team, and integration in ERGO's international insurance network.

The income and expenses for the months of April to June 2008 have been recognised in the consolidated income statement. During this period, ERGO Daum Direct contributed €1m to the consolidated result for the first half of 2008. In the whole first half of 2008, ERGO Daum Direct posted gross premiums written of €80.4m and a result of –€11.2m.

On 30 April 2008, through its subsidiary Munich Re Holding Company (UK) Ltd., the Munich Re Group acquired 100% of the shares in the holding company The Roanoke Companies, Inc. (TRC), Schaumburg/Chicago (Illinois) for a price of €34.0m. The purchase price includes a two-year earn-out agreement with the seller, estimated at €4.5m, as well as incidental acquisition expenses, other costs such as consulting services and taxes incurred. TRC owns Roanoke Trade Services, Inc. and Roanoke Real Estate Holdings, Inc. The TRC Group operates as a major marine insurance underwriting agency and broker in the USA (licensed in 50 states).

The TRC Group's opening balance sheet at the time of acquisition includes the following IFRS figures (amounts directly prior to the business combination): intangible assets of €43.0m (3.2m), other assets of €18.1m (18.1m), other liabilities of €12.4m (12.4m), and deferred tax liabilities of €14.7m (0.2m).

In connection with the acquisition of the shareholding in TRC, other intangible assets of €42.8m and deferred tax liabilities of €14.5m have been recognised.

The group's income and expenses for the months of May to June 2008 have been recognised in the consolidated income statement. During this period, the TRC Group contributed €0.1m to the consolidated result for the first half of 2008. In the whole of the first half-year, the TRC Group recorded other income of €8.0m and a result of €0.9m.

Foreign currency translation

Munich Re's presentation currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business:

Currency translation rate

	Balance sheet		Income statement			
Rate for €1	30.6.2008	31.12.2007	Q2 2008	Q1 2008	Q2 2007	Q1 2007
Australian dollar	1.64180	1.66515	1.65619	1.65661	1.62254	1.66693
Canadian dollar	1.59845	1.44300	1.57810	1.50544	1.48145	1.53558
Pound sterling	0.79165	0.73445	0.79268	0.75742	0.67890	0.67059
Rand	12.33370	9.99215	12.14370	11.30410	9.56422	9.48893
Swiss franc	1.60485	1.65525	1.61184	1.60073	1.64734	1.61619
US dollar	1.57555	1.46205	1.56232	1.49863	1.34828	1.31062
Yen	167.0160	163.3330	163.4090	157.7030	162.7890	156.4280

Notes to the consolidated balance sheet

The main items of the consolidated balance sheet are made up as follows:

Intangible assets

€m	30.6.2008	31.12.2007
I. Goodwill	3,364	3,135
II. Other intangible assets	1,420	1,142
Thereof:		
Software	326	348
Purchased insurance portfolios	513	537
Other	581	257
Total	4,784	**4,277**

Other securities – Available for sale

	Carrying amounts		Unrealised gains/losses		Amortised cost	
€m	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007
Fixed-interest securities	90,443	94,585	–1,747	–3	92,190	94,588
Non-fixed-interest securities						
Shares	16,644	22,071	3,356	6,308	13,288	15,763
Investment funds	1,594	1,768	156	305	1,438	1,463
Others	628	610	–25	70	653	540
	18,866	24,449	3,487	6,683	15,379	17,766
Total	109,309	**119,034**	1,740	**6,680**	107,569	**112,354**

Numbers of shares in circulation and number of own shares held

Number of shares	30.6.2008	31.12.2007
Number of shares in circulation	201,200,574	207,824,071
Number of own shares held	5,203,230	10,064,599
Total	206,403,804	**217,888,670**

The equities portfolio contains 2,945,232 shares acquired in the share buy-back programme decided on by the Board of Management on 6 May 2008.

Minority interests

€m	30.6.2008	31.12.2007
Unrealised gains and losses	–45	28
Consolidated result	32	77
Other equity	426	396
Total	413	**501**

These are mainly minority interests in the ERGO Insurance Group.

Subordinated liabilities

€m	30.6.2008	31.12.2007
Munich Reinsurance Company, Munich, 6.75%, €3,000m, Bonds 2003/2023 S&P rating: A	2,980	2,980
Munich Reinsurance Company, Munich, 7.625%, £300m, Bonds 2003/2028 S&P rating: A	376	405
Munich Reinsurance Company, Munich, until 2017 5.767%, thereafter variable, €1,500m, Bonds 2007/perpetual S&P rating: A	1,462	1,492
The Midland Company, Cincinnati LIBOR +350 BP, US$ 24m, Bonds 2004/2034 Rating: –	15	–
Total	4,833	**4,877**

Bonds and notes issued

€m	30.6.2008	31.12.2007
Munich Re America Corporation, Princeton, 7.45%, US$ 500m, Senior notes 1996/2026[1] S&P rating: A–	317	341
Total	**317**	**341**

[1] On 21 July 2008, the issuer published an offer – restricted until 15 August 2008 – to redeem the outstanding notes.

Notes to the consolidated income statement

The main items of the consolidated income statement are made up as follows:

Premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007
Gross premiums written	3,040	3,303	6,864	6,822	5,656	5,664	3,297	3,139	18,857	18,928
Change in unearned premiums Gross	13	9	387	–21	44	44	488	490	932	522
Gross earned premiums	**3,027**	**3,294**	**6,477**	**6,843**	**5,612**	**5,620**	**2,809**	**2,649**	**17,925**	**18,406**
Ceded premiums written	128	133	385	271	67	76	153	192	733	672
Change in unearned premiums Ceded share	1	–1	30	–100	–	–	22	22	53	–79
Earned premiums Ceded	**127**	**134**	**355**	**371**	**67**	**76**	**131**	**170**	**680**	**751**
Net earned premiums	**2,900**	**3,160**	**6,122**	**6,472**	**5,545**	**5,544**	**2,678**	**2,479**	**17,245**	**17,655**

[1] After elimination of intra-Group transactions across segments.

Premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Gross premiums written	1,557	1,696	3,310	3,162	2,800	2,810	1,346	1,240	9,013	8,908
Change in unearned premiums Gross	–1	–14	73	–204	–23	–22	–91	–115	–42	–355
Gross earned premiums	**1,558**	**1,710**	**3,237**	**3,366**	**2,823**	**2,832**	**1,437**	**1,355**	**9,055**	**9,263**
Ceded premiums written	55	88	195	180	34	40	43	56	327	364
Change in unearned premiums Ceded share	1	–	–4	–17	–	–	–27	–21	–30	–38
Earned premiums Ceded	**54**	**88**	**199**	**197**	**34**	**40**	**70**	**77**	**357**	**402**
Net earned premiums	**1,504**	**1,622**	**3,038**	**3,169**	**2,789**	**2,792**	**1,367**	**1,278**	**8,698**	**8,861**

[1] After elimination of intra-Group transactions across segments.

Investment result by type of investment and segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007
Land and buildings, including buildings on third-party land	–	51	3	211	91	393	4	26	2	2	100	683
Investments in affiliated companies	–	–2	19	–9	–4	9	2	–11	–5	–	12	–13
Investments in associates	5	1	12	11	–	32	13	3	23	13	53	60
Loans	2	2	5	5	778	623	37	29	–	–	822	659
Other securities held to maturity	–	–	–	–	5	6	–	–	–	–	5	6
Other securities available for sale												
Fixed-interest	354	324	770	587	994	909	120	92	1	2	2,239	1,914
Non-fixed-interest	–227	244	–538	1,001	–640	1,131	63	153	–	–	–1,342	2,529
Other securities held for trading												
Fixed-interest	–	–	6	3	1	–	7	9	–	–	14	12
Non-fixed-interest	–	–	–	–	–	–	–	–	–	–	–	–
Derivatives	350	–34	862	–139	408	–158	18	–1	–	–	1,638	–332
Deposits retained on assumed reinsurance, and other investments	89	181	28	21	–	–8	20	3	7	30	144	227
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	–220	76	–	–	–	–	–220	76
Expenses for the management of investments, other expenses	24	14	64	57	101	35	13	9	–	–	202	175
Total	**549**	**753**	**1,103**	**1,634**	**1,312**	**2,918**	**271**	**294**	**28**	**47**	**3,263**	**5,646**

[1] After elimination of intra-Group transactions across segments.

Investment income by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007
Regular income	536	640	1,007	1,145	2,275	2,241	214	210	32	49	4,064	4,285
Income from write-ups	219	77	925	314	598	30	18	2	–	–	1,760	423
Gains on the disposal of investments	315	270	1,474	1,103	592	1,354	208	138	3	1	2,592	2,871
Other income	–	–	–	–	7	91	–	–	–	–	7	91
Total	**1,070**	**987**	**3,406**	**2,567**	**3,472**	**3,716**	**440**	**350**	**35**	**50**	**8,423**	**7,670**

[1] After elimination of intra-Group transactions across segments.

Investment result by type of investment and segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Land and buildings, including buildings on third-party land	3	5	14	13	71	72	2	5	1	2	91	97
Investments in affiliated companies	–	–2	19	–9	–2	11	2	–12	–5	–	14	–12
Investments in associates	4	–	–15	4	3	29	9	2	5	4	6	39
Loans	1	1	3	2	396	314	19	15	1	–	420	332
Other securities held to maturity	–	–	–	–	3	3	–	–	–	–	3	3
Other securities available for sale												
Fixed-interest	102	170	307	300	471	424	55	44	–	1	935	939
Non-fixed-interest	–63	155	187	591	–86	443	19	45	–	–	57	1,234
Other securities held for trading												
Fixed-interest	–	–	–4	1	–	1	2	4	–	–	–2	6
Non-fixed-interest	–	–	–	–	–	–	–	–	–	–	–	–
Derivatives	161	–30	7	–122	–53	–75	5	1	–	–	120	–226
Deposits retained on assumed reinsurance, and other investments	42	76	13	6	1	–2	11	1	5	20	72	101
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	–27	61	–	–	–	–	–27	61
Expenses for the management of investments, other expenses	17	7	33	29	55	50	7	3	1	–	113	89
Total	233	368	498	757	722	1,231	117	102	6	27	1,576	2,485

[1] After elimination of intra-Group transactions across segments.

Investment income by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Regular income	263	347	632	702	1,272	1,271	118	111	9	27	2,294	2,458
Income from write-ups	89	63	364	248	134	15	14	1	–	–	601	327
Gains on the disposal of investments	128	113	556	400	253	296	60	22	3	1	1,000	832
Other income	–	–	–	–	1	68	–	–	–	–	1	68
Total	480	523	1,552	1,350	1,660	1,650	192	134	12	28	3,896	3,685

[1] After elimination of intra-Group transactions across segments.

Investment expenses by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007
Write-downs of investments	301	104	1,328	435	1,200	312	94	11	1	1	2,924	863
Losses on the disposal of investments	198	105	878	396	573	323	61	34	6	–	1,716	858
Management expenses, interest charges and other expenses	22	25	97	102	387	163	14	11	–	2	520	303
Total	**521**	**234**	**2,303**	**933**	**2,160**	**798**	**169**	**56**	**7**	**3**	**5,160**	**2,024**

[1] After elimination of intra-Group transactions across segments.

Expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007
Gross										
Claims and benefits paid	1,959	2,120	4,111	4,457	4,937	4,953	1,547	1,466	12,554	12,996
Change in technical provisions										
Provision for future policy benefits	254	283	24	9	728	1,189	18	21	1,024	1,502
Provision for outstanding claims	99	144	511	301	–40	–96	92	77	662	426
Provision for premium refunds	–	–	2	–7	115	1,341	7	9	124	1,343
Other technical result	4	–1	14	2	49	109	14	6	81	116
Gross expenses for claims and benefits	**2,316**	**2,546**	**[illegible]**	**4,762**	**[illegible]**	**7,496**	**[illegible]**	**1,579**	**14,445**	**16,383**
Ceded share										
Claims and benefits paid	104	256	632	576	39	40	96	134	871	1,006
Change in technical provisions										
Provision for future policy benefits	6	–8	–	–	36	40	–	–	42	32
Provision for outstanding claims	–36	–166	–422	–356	–	–	[illegible]	–75	–442	–597
Provision for premium refunds	–	–	–	–	–	–	–	1	–	1
Other technical result	–4	–11	–10	–6	[illegible]	–31	[illegible]	–	–49	–48
Expenses for claims and benefits Ceded share	**70**	**71**	**200**	**214**	**[illegible]**	**49**	**[illegible]**	**60**	**422**	**394**
Net										
Claims and benefits paid	1,855	1,864	3,479	3,881	4,898	4,913	1,451	1,332	11,683	11,990
Change in technical provisions										
Provision for future policy benefits	248	291	24	9	692	1,149	18	21	982	1,470
Provision for outstanding claims	135	310	933	657	–40	–96	76	152	1,104	1,023
Provision for premium refunds	–	–	2	–7	115	1,341	7	8	124	1,342
Other technical result	8	10	24	8	83	140	15	6	130	164
Net expenses for claims and benefits	**2,246**	**2,475**	**4,462**	**4,548**	**[illegible]**	**7,447**	**1,567**	**1,519**	**14,023**	**15,989**

[1] After elimination of intra-Group transactions across segments.

Investment expenses by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Write-downs of investments	132	78	537	318	566	122	37	3	–	–	1,272	521
Losses on the disposal of investments	103	61	467	212	259	212	31	25	6	–	866	510
Management expenses, interest charges and other expenses	12	16	50	63	113	85	7	4	–	1	182	169
Total	247	155	1,054	593	938	419	75	32	6	1	2,320	1,200

[1] After elimination of intra-Group transactions across segments.

Expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Gross										
Claims and benefits paid	1,000	1,054	1,917	2,239	2,452	2,302	785	715	6,154	6,310
Change in technical provisions										
Provision for future policy benefits	115	222	3	–1	341	413	9	11	468	645
Provision for outstanding claims	116	64	284	–147	25	216	104	12	529	145
Provision for premium refunds	–	–	–	–5	149	592	3	4	152	591
Other technical result	–7	–2	9	–	36	45	11	2	49	45
Gross expenses for claims and benefits	1,224	1,338	2,213	2,086	3,003	3,568	912	744	7,352	7,736
Ceded share										
Claims and benefits paid	62	[illegible]	157	119	18	18	63	61	300	303
Change in technical provisions										
Provision for future policy benefits	28	–5	–	–	21	12	–	–	49	7
Provision for outstanding claims	34	–58	–60	–23	–	–	32	–36	–62	–117
Provision for premium refunds	–	–	–	–	–	–	–	1	–	1
Other technical result	–1	–7	–4	–3	–17	–16	–1	–	–23	–26
Expenses for claims and benefits Ceded share	[illegible]	35	[illegible]	93	22	14	94	26	264	168
Net										
Claims and benefits paid	938	949	1,760	2,120	2,434	2,284	722	654	5,854	6,007
Change in technical provisions										
Provision for future policy benefits	87	227	3	–1	320	401	9	11	419	638
Provision for outstanding claims	150	122	344	–124	25	216	72	48	591	262
Provision for premium refunds	–	–	–	–5	149	592	3	3	152	590
Other technical result	–6	5	13	3	53	61	12	2	72	71
Net expenses for claims and benefits	1,169	1,303	2,120	1,993	2,981	3,554	818	718	7,088	7,568

[1] After elimination of intra-Group transactions across segments.

Operating expenses

	Reinsurance						Primary insurance		Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007	Q1–2 2008	Q1–2 2007
Acquisition costs	–14	–26	28	–10	618	632	553	523	1,185	1,119
Management expenses	141	121	389	414	212	216	343	336	1,085	1,087
Amortisation of acquired insurance portfolios	3	–	–	–	12	11	–	–	15	11
Reinsurance commission and profit commission	630	732	1,392	1,597	6	10	1	4	2,029	2,343
Gross operating expenses	**760**	**827**	**1,809**	**2,001**	**848**	**869**	**897**	**863**	**4,314**	**4,560**
Ceded share of acquisition costs	5	2	9	18	–35	–2	–2	–1	–23	17
Commission received on ceded business	28	27	75	148	9	11	13	17	125	203
Operating expenses Ceded share	**33**	**29**	**84**	**166**	**–26**	**9**	**11**	**16**	**102**	**220**
Net operating expenses	**727**	**798**	**1,725**	**1,835**	**874**	**860**	**886**	**847**	**4,212**	**4,340**

[1] After elimination of intra-Group transactions across segments.

Operating expenses

	Reinsurance						Primary insurance		Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007	Q2 2008	Q2 2007
Acquisition costs	–2	–40	50	33	287	327	294	252	629	572
Management expenses	83	68	219	233	108	106	166	166	576	573
Amortisation of acquired insurance portfolios	2	1	–	–	7	6	–	–	9	7
Reinsurance commission and profit commission	321	366	624	840	3	5	–7	2	941	1,213
Gross operating expenses	**404**	**395**	**893**	**1,106**	**405**	**444**	**453**	**420**	**2,155**	**2,365**
Ceded share of acquisition costs	–1	–	9	–1	–34	–1	–	–1	–26	–3
Commission received on ceded business	12	28	49	95	4	6	12	16	77	145
Operating expenses Ceded share	**11**	**28**	**58**	**94**	**–30**	**5**	**12**	**15**	**51**	**142**
Net operating expenses	**393**	**367**	**835**	**1,012**	**435**	**439**	**441**	**405**	**2,104**	**2,223**

[1] After elimination of intra-Group transactions across segments.

The main changes in premiums in the consolidated balance sheet and the consolidated income statement in relation to the comparative figures shown, as well as their development in the period under review, are explained in more detail in the management report on page 4 f.

Non-current assets and disposal groups held for sale

The property portfolio of HGE Haus- und Grundbesitzgesellschaft Elsterwerda mbH was classified in disposal groups in the second quarter of 2007; the carrying amount of this property remains unchanged at the reporting date. We still expect to conclude the purchase contract in 2008.

In 2007, the Munich Re Group adopted a plan to sell a group of hotels. However, the subprime mortgage crisis in the USA led to a significant alteration in the investment behaviour of potentially interested parties, so that a sale of the hotels was considered no longer attractive under the given conditions. At the time the sales activities were terminated, expenditure of €1.2m had accrued from continuing operations.

Ownership of the German property classified as "held for sale" in the first quarter of 2007 was transferred in the second quarter of 2008. This disposal group, with a carrying amount of €6m, is therefore no longer recognised at the reporting date.

Moreover, ownership of a portfolio of six items of foreign investment property (land and buildings) from the iii Fund was transferred in April 2008. This disposal group, with a carrying amount of €49m, is therefore no longer recognised at the reporting date.

We decided in the fourth quarter of 2007 to sell our stake in MPE Hotel I L.L.C., New York. Its subsequent valuation at the balance sheet date gave rise to a write-down of €6m (share in the loss transfer). We still expect to sell the shareholding in the financial year 2008.

Related parties

Transactions between Munich Re and subsidiaries that are to be deemed related parties have been eliminated in consolidation and are not disclosed in the notes. Business relations with unconsolidated subsidiaries are of subordinate importance as a whole; this also applies to business relations with associates.

There were no notifiable transactions between Board members and the Munich Re Group.

Number of staff

The number of staff employed by the Group as at 30 June 2008 totalled 25,593 (25,565) in Germany and 17,024 (13,069) in other countries.

Number of staff

	30.6.2008	31.12.2007
Reinsurance companies	10,230	7,372
Primary insurance companies	31,578	30,460
Asset management	809	802
Total	**42,617**	**38,634**

The increase is mainly due to international acquisitions.

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2007, financial commitments of significance for the assessment of the Group's financial position show two main changes: an increase of €245m in investment commitments and an increase of €258m in other financial commitments. No contingent liabilities have been entered into for the benefit of Board members.

Earnings per share The earnings per share figure is calculated by dividing the consolidated result for the reporting period by the weighted average number of shares.

Earnings per share

		Q1–2 2008	Q1–2 2007	Q2 2008	Q2 2007
Consolidated result attributable to Munich Re equity holders	€m	1,374	2,098	599	1,140
Weighted average number of shares		204,140,248	219,888,134	203,592,238	218,125,010
Earnings per share	€	6.73	9.54	2.94	5.22

The put options sold by Munich Reinsurance Company only have an insignificant diluting effect on earnings per share.

Events after the balance sheet date Under the share buy-back programme decided on by the Munich Re Board of Management in the second quarter of 2008, we repurchased a further 1.4 million Munich Re shares with a volume of €150m after the balance sheet date up to the end of July 2008.

At the beginning of July 2008, ERGO increased its stake in MediClin AG. It now holds 30% of the voting rights and will make MediClin's shareholders an offer of €2.50 per share.

With a view to achieving its ambitious cost targets, ERGO has analysed the work processes in its group of companies and has systematically determined numerous fields of action for cost savings and quality improvements. In total, a savings potential of around €180m on office and personnel expenses has been identified. The savings on the personnel expenses side mean a reduction of 1,570 jobs throughout Germany by 2010. In addition, another 360 vacant positions are to be cut, amounting to a total reduction of 1,930 jobs.

Drawn up and released for publication, Munich, 5 August 2008.

The Board of Management

Declaration of the Board of Management

"To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year."

Munich, 6 August 2008



Review report

To Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München

We have reviewed the condensed interim consolidated financial statements – comprising the balance sheet, the income statement, the condensed cash flow statement, the condensed statement of changes in equity as well as the selected explanatory notes – and the interim management report of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, for the period from 1 January 2008 to 30 June 2008, which are parts of the half-year financial report in accordance with Section 37w of the WpHG (German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and of the interim management report, which has been prepared according to the applicable regulations for interim management reports of the WpHG, are the responsibility of the Company's management.

Our responsibility is to issue a report on these condensed interim consolidated financial statements and the interim management report based on our review.

We have performed our review of the condensed interim consolidated financial statements and the interim management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can, through critical evaluation, preclude, with a certain level of assurance, that the interim consolidated financial statements have not been prepared, in material aspects, in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations of the WpHG. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations for interim management reports of the WpHG.

Munich, 6 August 2008
KPMG Bayerische Treuhandgesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Klaus Becker
(Certified public accountant)

Martin Berger
(Certified public accountant)

Important dates 2008/2009

2008

7 November 2008	Interim report as at 30 September 2008

2009

3 March 2009	Balance sheet press conference for 2008 financial statements (preliminary figures)
13 March 2009	Balance-sheet meeting of the Supervisory Board
13 March 2009	Annual report for the financial year 2008
22 April 2009	Annual General Meeting
23 April 2009	Dividend payment
6 May 2009	Interim report as at 31 March 2009
4 August 2009	Interim report as at 30 June 2009
4 August 2009	Half-year press conference
5 November 2009	Interim report as at 30 September 2009

Responsible for content
Group Reporting

Editorial deadline: 4 August 2008

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstr. 12
82024 Taufkirchen
Germany

The official German original of this report is also available from the Company. In addition, you can find our annual reports and interim reports, along with further information about Munich Re, on the internet at www.munichre.com.

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END